Exhibit 2.1

Execution Version

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

GENASYS INC.,

ZH ACQUISITION I INC.,

ZH ACQUISITION II LLC,

ZONEHAVEN INC.,

AND

CHARLES CROCKER,

as Seller Representative

Dated as of June 7, 2021

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ARTICLE 5 [RESERVED]		26

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER		26
6.1	Organization and Good Standing	26
6.2	Authorization of Agreement	26
6.3	Conflicts; Consents of Third Parties	27
6.4	Litigation	27
6.5	Investment Intention	27
6.6	Financial Advisors	27
6.7	Purchaser Stock	27
6.8	Purchaser SEC Documents	28
6.9	No Undisclosed Liabilities	28
6.10	No Prior Activities of Acquisition Subs	28
6.11	Non-Reliance	28
6.12	Reorganization Treatment	28

ARTICLE 7 COVENANTS		29
7.1	Consents	29
7.2	Non Negotiation	29
7.3	Indemnification, Exculpation and Insurance	29
7.4	Publicity	29
7.5	Taxes	30
7.6	Non-Competition; Non-Solicitation	32
7.7	Confidentiality	33
7.8	Release	33
7.9	Employees	34
7.10	Consideration Spreadsheet	35

ARTICLE 8 CONDITIONS TO CLOSING		35
8.1	Conditions Precedent to Obligations of Purchaser	35
8.2	Conditions Precedent to Obligations of the Company	36
8.3	Frustration of Closing Conditions	36

ARTICLE 9 SURVIVAL; INDEMNIFICATION		37
9.1	Survival	37
9.2	Indemnification by Stockholders	37
9.3	Indemnification by Purchaser	37
9.4	Limitations on Indemnification	37
9.5	Third-Party Claim Indemnification Procedures	38
9.6	Direct Claim Indemnification Procedures	40
9.7	Investigation by Indemnifying Parties	40
9.8	Payment of Indemnification Obligation	40
9.9	Characterization of Indemnification Payments	40
9.10	Release of Remaining Escrow Amount	40

ARTICLE 10 MISCELLANEOUS		41
10.1	Certain Definitions	41
10.2	Payment of Sales, Use or Similar Taxes	51
10.3	Specific Performance	51
10.4	Further Assurances	51
10.5	Submission to Jurisdiction; Venue; Consent to Service of Process	51
10.6	Entire Agreement; Amendments and Waivers	52
10.7	Governing Law	52
10.8	Table of Contents and Headings	52

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10.9	Notices	52
10.10	Severability	52
10.11	Binding Effect; Assignment	53
10.12	Non-Recourse	53
10.13	Attorney Fees	53
10.14	Rules of Construction	53
10.15	Counterparts	53
10.16	Seller Representative	53
10.17	Legal Representation	55

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of June 7, 2021 (this “Agreement”), by and between Genasys Inc., a Delaware corporation (the “Purchaser”), Zonehaven Inc., a Delaware corporation (the “Company”), ZH Acquisition I Inc., a Delaware corporation and a wholly-owned Subsidiary of Purchaser (“Acquisition Sub I”), ZH Acquisition II LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Purchaser (“Acquisition Sub II” and together with Acquisition Sub I, the “Acquisition Subs”), and Charles Crocker in his capacity as representative of the Stockholders (“Seller Representative”). Certain terms used in this Agreement are defined in Section 10.1.

W I T N E S E T H:

WHEREAS, Purchaser incorporated Acquisition Sub I for the purpose of merging it with and into the Company and acquiring the Company as a wholly owned Subsidiary of Purchaser with the Company being the intermediate surviving corporation and becoming a wholly-owned Subsidiary of Purchaser as a result (the “First Merger”);

WHEREAS, Purchaser incorporated Acquisition Sub II for the purpose of merging the Company with and into Acquisition Sub II immediately after the effectiveness of the First Merger with Acquisition Sub II as the surviving entity as a wholly-owned Subsidiary of Purchaser (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, Purchaser, Acquisition Subs, the Company and Seller Representative intend that the Mergers are integrated steps in the transactions contemplated by this Agreement and for U.S. federal income tax purposes that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations promulgated under the Code;

WHEREAS, the board of directors of each of the Company, Purchaser (on its own behalf and as the sole equityholder of Acquisition Subs) and Acquisition Sub I and the managing member of Acquisition Sub II has (a) determined that it is in the best interests of such entity, as applicable, and such entity’s respective equityholders, and declared it advisable for such entity, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Mergers, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders or members of such entity (to the extent such adoption and approval is required);

WHEREAS, pursuant to the Mergers, among other things, and subject to the terms and conditions of this Agreement, at the Effective Time (i) all of the issued and outstanding Shares shall be converted into the right to receive the consideration set forth in this Agreement, and (ii) the vesting of certain shares of Company Restricted Stock shall be accelerated pursuant to the terms of a Restricted Stock Cancellation Agreement, to be effective immediately prior to the Closing;

WHEREAS, a portion of the consideration otherwise payable by Purchaser in connection with the First Merger shall be placed into escrow by Purchaser as described in this Agreement as security for the purchase price adjustment and indemnification obligations set forth in this Agreement;

WHEREAS, promptly following the execution and delivery of this Agreement by the parties hereto and as a material inducement to Purchaser and Acquisition Subs to enter into this Agreement, the Company shall obtain and shall deliver to Purchaser a true, correct and complete copy of an executed action by written consent evidencing the approval of the First Merger, this Agreement and the transactions contemplated hereby, signed by the holders necessary to obtain the Stockholder Approval;

WHEREAS, concurrently herewith, Purchaser and certain employees of the Company are entering into certain employment arrangements effective as of the Closing Date; and

WHEREAS, the Company, on the one hand, and Purchaser and Acquisition Subs, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Mergers.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE 1

THE MERGERS

1.1	The Mergers.

(a)    At the Closing, the Company and Acquisition Sub I will file a certificate of merger (the “First Merger Certificate”) with the Delaware Secretary of State and make all other filings or recordings required by the General Corporation Law of the State of Delaware (the “DGCL”) in connection with the First Merger. The First Merger will become effective at such time (the “First Effective Time”) as the filing of the First Merger Certificate is duly deemed effective by the Delaware Secretary of State (or at such later time as may be agreed to by the parties hereto and duly specified in the First Merger Certificate in accordance with applicable Law).

(b)    At the First Effective Time, Acquisition Sub I will be merged with and into the Company in accordance with the DGCL. As a result of the First Merger, the separate existence of Acquisition Sub I will cease, and the Company will continue as the intermediate surviving corporation of the First Merger (the “First Surviving Corporation”) as a wholly owned Subsidiary of Purchaser. The First Merger will have the effects provided in this Agreement and as specified in the DGCL.

(c)    Immediately after the First Effective Time, the Company and Acquisition Sub II will file a certificate of merger (the “Second Merger Certificate”) with the Delaware Secretary of State and make all other filings or recordings required by the DGCL and the Delaware Limited Liability Company Act (“DLLCA”) in connection with the Second Merger. The Second Merger will become effective at such time (the “Effective Time”) as the filing of the Second Merger Certificate is duly deemed effective by the Delaware Secretary of State (or at such later time as may be agreed to by the parties hereto and duly specified in the Second Merger Certificate in accordance with applicable Law).

(d)    At the Effective Time, the Company will be merged with and into Acquisition Sub II in accordance with the DGCL and the DLLCA. As a result of the Second Merger, the separate existence of the Company will cease, and Acquisition Sub II will continue as the surviving entity of the Second Merger (the “Surviving Entity”) as a wholly-owned Subsidiary of Purchaser. The Second Merger will have the effects provided in this Agreement and as specified in the DGCL and the DLLCA.

(e)    From and after the Effective Time, the Surviving Entity will possess all the properties, rights, powers, privileges and franchises and be subject to all of the debts, obligations, liabilities, restrictions duties and disabilities of the Company and Acquisition Sub II, all as provided under the DGCL.

1.2           Effects of the Mergers. The Mergers shall have the effects set forth in the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition Subs shall vest in the Surviving Entity and all debts, liabilities and duties of the Company and Acquisition Subs shall become the debts, liabilities and duties of the Surviving Entity.

1.3	Organizational Documents.

(a)    First Surviving Corporation. At the First Effective Time: (i) the certificate of incorporation of the First Surviving Corporation shall be amended and restated so as to read as set forth in the First Certificate of Merger, and, as so amended and restated, shall be the certificate of incorporation of the First Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable Law; and (ii) the by-laws of the Company as in effect immediately prior to the Effective Time shall be the by-laws of the First Surviving Corporation, until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the First Surviving Corporation, and applicable Law.

(b)    Surviving Entity. At the Effective Time: (i) the certificate of formation of Acquisition Sub II, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Entity until thereafter amended in accordance with the terms thereof and applicable Law; and (ii) the operating agreement of Acquisition Sub II, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Entity, until thereafter amended in accordance with the terms thereof, the certificate of formation of the Surviving Entity, and applicable Law, except that the name of the Surviving Entity shall be Zonehaven LLC.

1.4	Board of Directors, Manager and Officers.

(a)    The directors and officers of Acquisition Sub I, in each case, immediately prior to the First Effective Time shall, from and after the First Effective Time, be the directors and officers, respectively, of the First Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the certificate of incorporation and by-laws of the First Surviving Corporation.

(b)    At the Effective Time, Purchaser shall be the managing member of the Surviving Entity, and officers of the Surviving Entity shall be the directors and officers, respectively, of the Surviving Entity immediately prior to the Effective Time, each to hold the office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the limited liability company agreement of the Surviving Entity.

1.5	Conversion of Shares.

(a)    Common Stock. At the First Effective Time, each Share, other than (i) Shares held in the Company’s treasury and (ii) Appraisal Shares, shall, by virtue of the First Merger and without any action on the part of Acquisition Subs, the Company or the holder thereof, be canceled, extinguished and converted into the right to receive an amount in cash equal to the sum of (A) the Per Share Cash Amount, (B) the Per Share Stock Amount, (C) the Per Share Indemnity Distribution Amount, and (D) the Per Share Expense Fund Amount.

(b)    Acquisition Sub I Shares. Each share of common stock, par value $0.0001 per share, of Acquisition Sub I (“Acquisition Sub I Common Stock”), issued and outstanding immediately prior to the First Effective Time, will be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the First Surviving Corporation. As of the First Effective Time, the shares of Acquisition Sub I Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist, and the holder or holders of such shares will cease to have any rights with respect thereto, except the right to receive shares of common stock in the First Surviving Corporation to be issued in consideration therefore as provided herein, without interest. After the First Effective Time, Purchaser will be the holder of all of the issued and outstanding shares of the First Surviving Corporation’s common stock.

(c)    Treasury Shares. At the First Effective Time, each Share held in the treasury of the Company and each Share held by Purchaser, Acquisition Sub I or any other Affiliate of Purchaser immediately prior to the First Effective Time shall, by virtue of the First Merger and without any action on the part of Acquisition Sub I, the Company or the holder thereof, be canceled and retired and cease to exist and no payment shall be made with respect thereto.

(d)    Acquisition Sub II Membership Interests. At the Effective Time, as a result of the Second Merger and without any action on the part of Purchaser, Acquisition Subs, or the Company or any holder of capital stock of Purchaser, Acquisition Sub I, or the Company or the holder of any membership interests in Acquisition Sub II, each share of the First Surviving Corporation’s common stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one common unit of the Surviving Entity, and each common unit of Acquisition Sub II issued and outstanding immediately prior to the Effective Time shall remain outstanding as a common unit of the Surviving Entity.

1.6           Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, each Share that is issued and outstanding immediately prior to the First Effective Time and that is held by a Stockholder who has properly exercised and perfected appraisal rights under Section 262 of the DGCL or Chapter 13 of the California Corporations Code (“CCC”), if applicable (the “Appraisal Shares”) shall not be converted into or exchangeable for the right to receive the aggregate consideration payable hereunder in respect of such Share, but shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL or under Chapter 13 of the CCC, if applicable; provided, however, that if such Stockholder fails to perfect or effectively withdraws or loses the right to appraisal and payment under the DGCL or under Chapter 13 of the CCC, if applicable, each Share held by such Stockholder shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the First Effective Time, the right to receive the aggregate consideration payable hereunder in respect of such Share without interest, and such Share shall no longer be an Appraisal Share. The Company shall provide notice in accordance with the DGCL and CCC, if applicable, to each Stockholder entitled to appraisal rights; provided, however, that if Stockholder Approval is obtained by consent pursuant to Section 228 of the DGCL, the Company shall provide notice promptly after the Stockholder Approval is obtained. The Company shall give prompt notice to Purchaser of any demands received by the Company for appraisals of the Shares, Purchaser shall have the right to direct all negotiations and proceedings with respect to such demands (provided that the Acquisition Subs shall bear all costs and fees associated with such proceedings), and the Company shall cooperate with Purchaser in connection therewith and take all actions reasonably requested by Purchaser.

1.7	Letter of Transmittal; Exchange of Shares.

(a)    Prior to the Closing, Purchaser shall engage the Payment Agent. Promptly after the date hereof (but in no event later than one (1) Business Day thereafter), Purchaser shall cause a letter of transmittal substantially in the form attached hereto as Exhibit A (each, a “Letter of Transmittal”) to be delivered to each Stockholder. After the Effective Time, each Stockholder, upon submission of a duly executed Letter of Transmittal, shall be entitled to receive in exchange therefor by check or wire transfer (as selected by such holder) that portion of the Purchase Price as provided herein, and any certificate or certificates representing Shares owned by such Stockholder (collectively, the “Certificates”) shall be marked as canceled.

(b)    If any consideration is to be paid to a Person other than the Person in whose name the Certificate representing the Shares to be cancelled in exchange therefor is registered, it shall be a condition to such payment that the Person requesting such transfer and payment shall deliver all documents required to evidence and effect such transfer.

(c)    In the event that any Certificate for Shares shall have been lost, stolen or destroyed, the Payment Agent shall pay such portion of the Purchase Price as may be required pursuant to this Agreement in exchange therefor upon the making of an affidavit of that fact and the granting of a standard indemnity with respect thereto by the holder thereof and as a condition precedent to the payment of any Purchase Price attributable to such Shares.

(d)    At the close of business on the day of the First Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no transfers of any Shares. Until surrendered as contemplated by this Section 1.7, each Certificate shall be deemed at any time after the First Effective Time to represent only the right to receive upon such surrender such portion of the Purchase Price as may be required pursuant to this Agreement in exchange for such security represented by such Certificate. If, after the First Effective Time, Certificates are presented to the Surviving Entity, they shall be canceled, delivered to the Payment Agent and exchanged for the respective portion of the Purchase Price they represent, as provided in this Article 1.

1.8           Stock Options. At or prior to the First Effective Time, the Company shall take all action necessary (including obtaining any necessary consents of the board of directors of the Company or a committee thereof) such that each Company Option outstanding immediately prior to the First Effective Time, shall, at the First Effective Time be cancelled and terminated without any further action on the part of the Company.

ARTICLE 2

PURCHASE PRICE AND PAYMENT

2.1           Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Shares at Closing shall be an amount equal to (a) $24,200,000, minus (b) the Escrow Amount, minus (c) the amount of the Expense Fund, minus (d) an amount equal to the Closing Indebtedness, minus (e) an amount equal to the Selling Expenses, minus (f) an amount equal to any Change in Control Payments.

2.2           Estimated Purchase Price; Payments.

(a)    Estimated Purchase Price. On the 2nd Business Day before the Closing Date, the Company shall estimate in good faith the amount of the Closing Indebtedness, the Selling Expenses, and Change in Control Payments, respectively, as of the Effective Time and deliver to Purchaser for its review and approval a certificate (the “Closing Certificate”) setting forth such estimates and the calculation of the Estimated Purchase Price. Following delivery of the Closing Certificate, Purchaser will have the right to make reasonable inquiries regarding and suggested changes to the Closing Certificate and the estimates included therein, including without limitation the Estimated Purchase Price, and the Company shall prior to the Closing Date provide to Purchaser such additional information and answers to such inquiries, and Purchaser, the Company and the Seller Representative shall come to mutual agreement with respect to the estimates set forth in the Closing Certificate. As used herein, “Estimated Closing Indebtedness,” “Estimated Selling Expenses,” and “Estimated Change in Control Payments” mean the estimates of the Closing Indebtedness, the Selling Expenses, and the Change in Control Payments, respectively, set forth in the Closing Certificate, and “Estimated Purchase Price” means an amount equal to the Purchase Price calculated as set forth in Section 2.1, assuming for purposes of such calculation that the Closing Indebtedness is equal to the Estimated Closing Indebtedness, that the Selling Expenses are equal to the Estimated Selling Expenses, and that the Change in Control Payments are equal to the Estimated Change in Control Payments.

(b)    Closing Payments. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall:

(i)    deliver the cash portion of the Estimated Purchase Price (as calculated based upon the Closing Certificate) to the Payment Agent, for payment by the Payment Agent to the Stockholders in the percentages, amounts and to the accounts set forth on the Consideration Spreadsheet following receipt by the Payment Agent of each item required by Section 1.7;

(ii)    on behalf of the Company, pay the Selling Expenses and the Change in Control Payments as set forth on the Consideration Spreadsheet;

(iii)    deliver the Escrow Amount to the Escrow Agent;

(iv)    on behalf of the Company, pay the Indebtedness of the Company identified in Schedule 2.2 (collectively, the “Repaid Closing Indebtedness”); and

(v)    deliver the Expense Fund to the Seller Representative.

(c)    Purchaser Stock. Following the Closing Date, promptly following receipt from such Stockholder of each item required by Section 1.7, Purchaser shall cause to be issued to such Stockholder shares of Purchaser Stock equal to such Stockholder’s Per Share Stock Amount as set forth on the Consideration Spreadsheet.

2.3           Post-Closing Adjustment of Purchase Price.

(a)    Adjustment Statement Preparation. Within 120 days after the Closing Date, Purchaser shall cause to be prepared and delivered to Seller Representative, an adjustment statement setting forth the amount of the Closing Indebtedness, the Selling Expenses, and the Change in Control Payments, respectively, as of Effective Time (the “Preliminary Adjustment Statement”) and, based on the Closing Indebtedness, the Selling Expenses, and the Change in Control Payments as derived therefrom, Purchaser’s written calculation of the Purchase Price, and the adjustment necessary to reconcile the Estimated Purchase Price to the Purchase Price (the “Preliminary Post-Closing Adjustment”). The Preliminary Adjustment Statement and the Final Adjustment Statement shall be prepared in a manner consistent with, and using the same accounting methods, policies, practices and procedures as used in the preparation of, the Interim Financial Statements, except that the Preliminary Adjustment Statement and the Final Adjustment Statement shall only reflect those items necessary to calculate the Closing Indebtedness, the Selling Expenses, and the Change in Control Payments.

(b)    Adjustment Statement Review. Seller Representative shall review the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment and, if Seller Representative believes that it was not prepared in accordance with Section 2.3(a), Seller Representative shall so notify Purchaser in writing no later than 45 days after Seller Representative’s receipt thereof, setting forth in such notice, Seller Representative’s objection or objections to the Preliminary Adjustment Statement or the Preliminary Post-Closing Adjustment with reasonable particularity of the adjustments which Seller Representative claims are required to be made thereto to conform the same to the terms of Section 2.3(a). Purchaser shall cause the Company and its employees, agents and Representatives to reasonably cooperate with Seller Representative in its review of the Preliminary Adjustment Statement and, without limiting the generality of the foregoing, shall cause the Books and Records to be made available during normal business hours to Seller Representative.

(c)    Adjustment Statement Dispute Resolution. If Seller Representative timely notifies Purchaser in accordance with Section 2.3(b) of an objection to the Preliminary Adjustment Statement or the Preliminary Post-Closing Adjustment, and if Purchaser and Seller Representative are unable to resolve such dispute through good faith negotiations within 30 days after Seller Representative’s delivery of such written notice of objection, then, the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved in accordance with the provisions of this Agreement by Grant Thornton LLP, or other accounting firm mutually determined by Purchaser and Seller Representative, in any case acting as an expert and not an arbitrator (the “Independent Accountants”). Purchaser and Seller Representative shall have the opportunity to present their positions with respect to such disputed matters to the Independent Accountants in accordance with the requirements of Section 2.3. The Independent Accountants shall determine and report in writing to Purchaser and Seller Representative as to the resolution of all disputed matters submitted to the Independent Accountants and the effect of such determinations on the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment within 20 days after such submission or such longer period as the Independent Accountants may reasonably require, and such determinations shall be final, binding and conclusive as to Purchaser, Seller Representative and the Stockholders. With respect to each disputed item, the Independent Accountants shall adopt a position that is either equal to Purchaser’s proposed position, equal to Seller Representative’s proposed position, or between the positions proposed by Purchaser and Seller Representative. The costs and expenses of the Independent Accountants shall be allocated between Purchaser and Seller Representative based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if Seller Representative claims the Preliminary Post-Closing Adjustment is $1,000 greater than the amount determined by Purchaser, and Purchaser contests only $500 of the amount claimed by Seller Representative, and if the Independent Accountants ultimately awards Seller Representative $300 of the $500 contested, then the costs and expenses of the Independent Accountants shall be allocated 60% (i.e., 300 ÷ 500) to Purchaser and 40% (i.e., 200 ÷ 500) to Seller Representative.

(d)    Final Adjustment Statement and Post-Closing Adjustment. The Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment shall become the “Final Adjustment Statement” and the “Final Post-Closing Adjustment” respectively, and as such shall become final, binding and conclusive upon Purchaser, Seller Representative and their respective Affiliates for all purposes of this Agreement, upon the earliest to occur of the following:

(i)    the mutual acceptance by Purchaser and Seller Representative of the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment, respectively, with such adjustments thereto, if any, as may be proposed by Seller Representative and consented to by Purchaser;

(ii)    the expiration of 45 days after Seller Representative’s receipt of the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment, respectively, without timely written objection thereto by Seller Representative in accordance with Section 2.3(b); and

(iii)    the delivery to Purchaser and Seller Representative by the Independent Accountants of the report of its determination of all disputed matters submitted pursuant to Section 2.3(c).

(e)    Adjustment of Purchase Price. If the Purchase Price, as finally determined in accordance with Section 2.3, is greater than the Estimated Purchase Price (such excess amount, the “Surplus Amount”), then Purchaser shall pay the Surplus Amount by deposit of such amount with the Payment Agent for further distribution to the Stockholders in accordance with this Agreement. If the Purchase Price, as finally determined in accordance with Section 2.3, is less than the Estimated Purchase Price, then Seller Representative and Purchaser shall jointly instruct the Escrow Agent to release to Purchaser from the Escrow Amount such deficit up to the entire Escrow Amount. The Stockholders shall have no liabilities in this Section 2.3(e) beyond the Escrow Amount. The Final Post-Closing Adjustment, if any, shall be due and payable pursuant to this Section 2.3(e) no later than two Business Days after the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment become the Final Adjustment Statement and the Final Post-Closing Adjustment, respectively, pursuant to Section 2.3(d).

2.4           Withholding. Notwithstanding any provision contained herein to the contrary, each of Purchaser, the Company, the Surviving Entity, the Payment Agent and the Seller Representative shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to or contemplated by this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax Law, provided, that the applicable withholding Person shall give reasonable prior written notice, of at least 5 days, of their intent to deduct or withhold from any payments (other than compensatory payments) to the Person with respect to which such deduction or withholding is to be made so as to provide such recipient with an opportunity to provide any form or documentation or take such other steps in order to avoid such withholding. If such Person so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which Purchaser made such deduction and withholding. Purchaser shall timely pay any such withheld amounts to the appropriate taxing authority.

ARTICLE 3

CLOSING

3.1          Closing Date. The closing of the First Merger (the “Closing”) will take place remotely on the date hereof, unless another time, date or place is agreed to in writing by the parties hereto (the date on which the Closing actually occurs, the “Closing Date”), by exchange of documents and signatures (or their electronic counterparts).

3.2           Closing Deliverables by the Company. At the Closing, the Company shall deliver, or cause to be delivered, to Purchaser the following:

(a)    written resignations of each officer and director of the Company;

(b)    a certificate (dated the Closing Date and in form and substance reasonably satisfactory to Purchaser) executed by the chief executive officer of the Company certifying as to the fulfillment of the conditions specified in Section 8.1(a) and 8.1(b);

(c)    a certificate of good standing with respect to the Company issued by the Secretary of State of the State of Delaware within 10 days of the Closing Date;

(d)    payoff letters in a commercially reasonable form with respect to the Repaid Closing Indebtedness, which letters provide for the release of all Liens relating to the Repaid Closing Indebtedness following satisfaction of the terms contained in such payoff letters;

(e)    a certificate dated as of the Closing Date signed by the Secretary of the Company certifying as to (A) the charter documents of the Company, (B) resolutions adopted by the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and all related agreements, covenants and instruments, and the consummation of the transactions contemplated hereby and thereby, and (C) the incumbency and signatures of the officers of the Company executing this Agreement and any other document relating to the transactions contemplated hereby;

(f)    consents set forth under Schedule 3.2(f) to the consummation of the transactions contemplated hereby under or with respect to, any Material Contract, where the consummation of the transactions contemplated hereby would be prohibited or constitute an event of default, or grounds for acceleration or termination, in the absence of such consent;

(g)    evidence of the issuance of the Tail Insurance Policy;

(h)    invoices with respect to the Selling Expenses; and

(i)    the escrow agreement in the form attached hereto as Exhibit B (the “Escrow Agreement”), duly executed by the Escrow Agent and Seller Representative.

3.3           Closing Deliverables by Purchaser. At the Closing, Purchaser shall deliver to the Company the following:

(a)    evidence of the wire transfers and Purchaser Stock issuances to each Stockholder, referred to in Section 2.2;

(b)    a certificate (dated the Closing Date and in form and substance reasonably satisfactory to Seller Representative) executed by the chief executive officer and chief financial officer of Purchaser certifying as to the fulfillment of the conditions specified in Section 8.2(a) and 8.2(b); and

(c)    the Escrow Agreement, duly executed by the Escrow Agent and Purchaser.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Purchaser that, subject to such exceptions as are disclosed in the disclosure schedule supplied by the Company to Purchaser and dated as of the date hereof (the “Disclosure Schedule”), on the date hereof (except where a representation or warranty is made herein as of a specified date) as follows:

4.1           Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing does not have and would not reasonably be expected to have a Material Adverse Effect.

4.2           Authorization of Agreement. The Company has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement; and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all required corporate action on the part of the Company.

4.3        Capitalization. The authorized capital stock of the Company consists of ten million (10,000,000) shares of common stock, of which four million six hundred ninety thousand and three (4,690,003) shares are issued and outstanding on the date hereof. All of the issued and outstanding shares were duly authorized for issuance and are validly issued, fully paid and non-assessable, and are owned of record and beneficially by the Stockholders, free and clear of any and all Liens except Permitted Liens. Except as set forth on Schedule 4.3, there are no existing option, restricted stock unit, stock appreciation right, warrant, call, right, commitment or other agreement of any character to which the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company. The Company is not a party to any voting trust or other voting agreement with respect to any of the Shares or to any agreement relating to the issuance, sale, redemption, transfer or other disposition of the capital stock of the Company.

4.4           Subsidiary. The Company has no direct or indirect Subsidiary or Subsidiaries.

4.5          Corporate Records. The Company has provided to Purchaser true, correct and complete copies of the Governing Documents of the Company. The minute books of the Company previously provided to Purchaser contain materially complete and accurate records of all meetings and accurately reflect all other corporate action of the board of directors (including committees thereof) of the Company, in each case since the Company’s inception, and have been maintained in accordance with sound business practices for the size and scope of the Company. The stock certificate books and stock transfer ledgers of the Company previously provided to Purchaser are true, correct and complete.

4.6          No Conflicts. Except for the consent of the Company’s stockholders and as set forth on Schedule 4.6, none of the execution and delivery by the Company of this Agreement, the consummation of the transactions contemplated hereby, or compliance by the Company with any of the provisions hereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to or accelerate any obligation of the Company, or enable any other Person to require the Company, to make any material payment, or otherwise repay, repurchase, redeem, defease any Indebtedness, under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under any provision of or require any consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body pursuant to (any such event, a “Conflict”) (i) the Governing Documents of the Company; (ii) any Contract to which the Company is a party or by which any of the properties or assets of the Company are bound (other than Conflicts under Contracts that are not Material Contracts if such Conflicts would not, individually or in the aggregate, result in a Material Adverse Effect with respect to the Company); (iii) any Order by a Governmental Body applicable to the Company or any of the properties or assets of the Company as of the date hereof; or (iv) to the knowledge of the Company, any applicable Law.

4.7           Financial Statements.

(a) The Company has delivered to Purchaser copies of (i) the unaudited balance sheets of the Company as of December 31, 2019 and 2020, and the related statements of income and of cash flows of the Company for the years then ended (the “Year End Financial Statements”) and (ii) the unaudited balance sheet of the Company as of May 31, 2021 (the “Most Recent Balance Sheet” and the date thereof, the “Most Recent Balance Sheet Date”), and the related statements of income and cash flows of the Company for the five-month period then ended (such unaudited statements, the “Interim Financial Statements” and, together with the Year End Financial Statements, including the related notes and schedules thereto, the “Financial Statements”). Each of the Financial Statements has been prepared in all material respects in accordance the Books and Records and with the accounting principles as set forth in Schedule 4.7 (the “Accounting Principles”), consistently applied (subject to the absence of footnote disclosures and, in the case of the Interim Financial Statements, to changes resulting from customary year-end adjustments (none of which are expected to be material)), and presents fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company as at the dates and for the periods indicated. For the purposes hereof, the balance sheet of the Company as of December 31, 2020, is referred to as the “Balance Sheet” and December 31, 2020, is referred to as the “Balance Sheet Date”.

(b) The Company maintains commercially reasonable Books and Records reflecting its assets and liabilities in all material respects and maintains internal accounting controls that provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the Financial Statements and to maintain accountability for the assets of the applicable entity, (iii) access to its assets is permitted only in accordance with management’s authorization, (iv) the reporting of its assets is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables are recorded properly, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(c) Since the Most Recent Balance Sheet Date, the Company has not (i) accelerated the collection of or discounted any billed or unbilled accounts receivable or deferred revenue or otherwise accelerated cash collections of any type (including by factoring) outside the Ordinary Course of Business, (ii) delayed or postponed the payment of any liabilities, payroll, employee reimbursable expenses, accounts payable or accrued expenses beyond the last to occur of (x) the date such expenses would have become due and payable in the Ordinary Course of Business and (y) the date such expenses would have customarily been paid or (z) offered any special sales or incentive programs or taken any steps to fill the distribution channels of the Company outside the Ordinary Course of Business.

(d) The final Consideration Spreadsheet will, as of the Closing Date, be true and complete in all material respects and the amounts set forth therein will be calculated pursuant to and in accordance with the applicable provisions of the Closing Certificate and this Agreement. As of the Closing Date, no Person not disclosed in the final Consideration Spreadsheet will be the record owner of, or have a right to acquire from the Company, any shares of capital stock of, or any other equity or ownership interests in, the Company or any options in respect of the foregoing.

4.8         No Undisclosed Liabilities. Except as set forth on Schedule 4.8 and the Most Recent Balance Sheet, the Company has no Indebtedness, obligations or liabilities of any kind (whether asserted or unasserted, known or unknown, accrued or unaccrued, matured or unmatured, absolute, contingent or otherwise, and whether due or to become due) that would have been required to be reflected in, reserved against or otherwise described on the Most Recent Balance Sheet or in the notes thereto in accordance with the Accounting Principles, except for (a) those which have arisen in the Ordinary Course of Business since the Most Recent Balance Sheet Date and (b) contractual liabilities incurred in the Ordinary Course of Business (none of which is a liability for breach of such applicable contract).

4.9           Absence of Certain Changes, Events and Conditions. Since the Most Recent Balance Sheet Date, and other than in the Ordinary Course of Business, there has not been, with respect to the Company, any:

(a)    event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)    amendment of the Governing Documents of the Company;

(c)    split, combination or reclassification of any shares of its capital stock; issuance, sale or other disposition of any of its capital stock (except with respect to the exercise of Company Options), or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(d)    declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

(e)    material change in any method of accounting or accounting practice of the Company, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(f)    entry into any Contract that would constitute a Material Contract or acceleration, termination, material modification to or cancellation of any Material Contract;

(g)    incurrence, assumption or guarantee of any Indebtedness for borrowed money except unsecured current obligations and liabilities incurred in the Ordinary Course of Business and Indebtedness that does not exceed $50,000;

(h)    transfer, assignment, sale or other disposition of any of the assets (other than cash) shown or reflected in the Most Recent Balance Sheet;

(i)    transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Owned Intellectual Property or Company IP Agreements, other than non-exclusive licenses granted to customers pursuant to the Company’s standard customer agreement(s) in the Ordinary Course of Business;

(j)    material damage, destruction or loss (whether or not covered by insurance) to its property;

(k)    any capital investment in, or any loan to, any other Person;

(l)    any right or claim (or series of related rights and claims) involving more than $25,000 cancelled, compromised, waived;

(m)    any Action commenced or settled;

(n)    any material capital expenditures or commitments therefor or deferral of any capital expenditures previously approved by the Company’s board of directors;

(o)    imposition of any Lien except Permitted Liens upon any of the Company properties, capital stock or assets, tangible or intangible;

(p)    hiring, engagement, or termination of the employment or service of any employee or independent contractor with annualized base compensation or consulting fees in excess of $100,000;

(q)    (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) material change in the terms of employment for any employee or any termination of any employees for which the aggregate costs and expenses exceed $100,000, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant except as provided for under this Agreement;

(r)    except as required by Law, adoption, modification or termination of any: (i) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant, (ii) Company Benefit Plan or (iii) collective bargaining or other agreement with a union, in each case whether written or oral;

(s)    any loan to (or forgiveness of any loan to), or entry into any other transaction with, any Stockholder or current or former directors, officers and employees in excess of $25,000;

(t)    any amounts payable that have remained unpaid for more than 60 days after receipt thereof;

(u)    entry into a new line of business or abandonment or discontinuance of existing lines of business;

(v)    adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(w)    purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $15,000, individually (in the case of a lease, per annum) or $50,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the Ordinary Course of Business;

(x)    acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(y)    action by the Company to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Purchaser in respect of any period following the Closing; or

(z)    any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

4.10         Taxes.

(a)    The Company has timely filed all material income and other Tax Returns required to be filed by it (taking into account valid extensions), all such Tax Returns are correct and complete in all material respects, and all Taxes required to be paid by it (whether or not shown on such Tax Returns) have either been paid or are reflected as a reserve for Taxes on the most recent Financial Statements.

(b)    All Taxes required to have been collected or withheld by the Company in connection with amounts paid or received by the Company to or from any customer, employee, independent contractor, creditor, stockholder, or other Person have been collected or withheld and paid to the proper Tax Authority. The Company is in compliance with, and its records contain all information and documents necessary to comply with, all applicable information reporting and withholding requirements under all applicable Tax laws.

(c)    Since the Company’s inception, the Company has not received from any Tax Authority any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by such Tax Authority. Since the Company’s inception, the Company has not received written notice of any claim by a Tax Authority in a jurisdiction where the Company does not file Tax Returns claiming that the Company may be subject to taxation by that jurisdiction. No request for a waiver or extension of the time to assess or collect any Taxes of the Company has been made which waiver or extension remains in effect. No income Tax Return of the Company is under current examination by any Tax Authority. There is no claim for Taxes (other than Taxes not yet due and payable) that has resulted in a Lien except a Permitted Lien against any of the assets of the Company.

(d)    The Company has disclosed on its Tax Returns any Tax reporting position that would reasonably be expected to result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign applicable Law. The Company has not participated in, nor is it currently participating in, a “listed transaction” within the meaning of the Treasury Regulation §1.6011-4(b)(2), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Law.

(e)    The Company is not a party to any Tax sharing, Tax allocation agreement, Tax indemnification agreement, or Tax assumption agreement other than commercial agreements, the primary purposes of which are unrelated to Taxes, entered into in the Ordinary Course of Business and containing customary Tax indemnification provisions.

(f)    Neither the Company nor any of its predecessors has (i) ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation, or (ii) had any liability for the Taxes of any Person (other than the Company) under §1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise by operation of Law, or (iii) ever been a party to any joint venture, partnership or other arrangement that would reasonably be expected to be treated as a partnership for U.S. federal income Tax purposes.

(g)    There are no rulings from, or closing agreements (under Section 7121 of the Code or any corresponding or similar provision of state, local, or foreign Tax Law) or similar arrangements with, any Tax Authority with regard to the determination of the Tax liability of the Company that would have continuing effect on periods (or portions thereof) ending after the Closing Date, and none has been requested. No power of attorney with respect to Taxes has been granted with respect to the Company that remains in effect.

(h)    The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment under Section 481 of the Code as a result of a change in method of accounting made in a period ending on or before the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) election under Section 108(i) of the Code made on or prior to the Closing Date or (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. The Company uses the accrual method of accounting.

(i)    The Company is not (nor has it ever been) subject to Tax in any jurisdiction other than the United States by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(j)    Notwithstanding any provision contained herein to the contrary, (i) this Section 4.10 and Section 4.9(y) contain the sole and exclusive representations and warranties relating to Tax matters and (ii) the Company does not make any representation or warranty with respect to any Tax Asset.

(k)    Neither the Company nor any of its Subsidiaries has knowingly taken or has knowingly agreed to take any action that would reasonably be expected to prevent the First Merger, taken together with the Second Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.11         Real Property. The Company does not own or lease and has never owned or leased any real property.

4.12         Tangible Personal Property. Schedule 4.12 sets forth all leases of personal property (“Personal Property Leases”) involving annual payments in excess of $20,000 relating to personal property used in the business of the Company or to which the Company is a party or by which the properties or assets of the Company is bound. The Company has provided to Purchaser true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto. The Company has a valid leasehold interest under each of the Personal Property Leases under which it is a lessee, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and there is no default under any Personal Property Lease by the Company or, to the knowledge of the Company, by any other party thereto, and, to the Company’s knowledge, no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder. The Company has good and marketable title to all of the items of tangible personal property reflected in the Balance Sheet (except as sold or disposed of subsequent to the date thereof in the Ordinary Course of Business), free and clear of any and all Liens except Permitted Liens. The material tangible personal property of the Company is structurally sound, in good operating condition and repair, and adequate for the uses to which it is being put, and none of such tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs. The tangible personal property currently owned or leased by the Company, together with all other properties and assets of the Company, are sufficient for the continued conduct of the Company’s business immediately after the Closing in substantially the same manner as conducted prior to the Closing and, to the Company’s knowledge, constitute all of the rights, property and assets necessary to conduct the business of the Company as currently conducted.

4.13         Intellectual Property; Systems; Data Privacy.

(a)    The Company is the exclusive owner of or has the exclusive right to use all Intellectual Property related to, reasonably necessary for, or used in the Company’s business (“Company Intellectual Property”). The Company Intellectual Property includes all Embodiments and Intellectual Property used in connection with the Company’s business. No Company Intellectual Property is in the control of any Person other than the Company or subject to the payment of any fee, penalty or other compensation to any other Person. No Company Intellectual Property, including Company Registrations is subject to any Lien (except Permitted Liens) or Order, and no Action is pending or, to the Company’s knowledge, threatened which challenges the legality, validity, enforceability, use or ownership of any of the Company Intellectual Property. The Company shall, immediately following the Closing, continue to own or have valid rights or licenses as are sufficient to use all of the Company Intellectual Property and Embodiments to the same extent as prior to the Closing. The consummation of the transactions contemplated by this Agreement shall not result in the material loss or impairment of the Company’s rights in any Company Intellectual Property or Embodiments and shall not result in the breach of, or create on behalf of any third party, the right to terminate or modify any Material Contract as to which the Company is a party and pursuant to which the Company is authorized or licensed to use any third party Intellectual Property. The Company has not agreed to assign or otherwise transfer ownership of, any Owned Intellectual Property, in whole or in part, to any other Person.

(b)    Schedule 4.13(b) identifies all patents, patent applications, registered trademarks and copyrights, applications for trademark and copyright registrations, domain names, social media accounts and handles, registered design rights, and other forms of registered Intellectual Property and applications therefor that is included in the Company Intellectual Property (“Company Registrations”).

(c)    The Company, the Company Intellectual Property and any products or services of the Company (i) have not (A) interfered with, infringed upon, misappropriated, diluted or otherwise violated or come into conflict with any Intellectual Property rights of any third party or (B) received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that a Person must license or refrain from using any Intellectual Property rights of any third party in connection with the conduct of the Company’s business) and (ii) to the Company’s knowledge, no third party has (A) interfered with, infringed upon, misappropriated, diluted or otherwise violated or come into conflict with any Company Intellectual Property or (B) made any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that a Person must license or refrain from using any Intellectual Property rights of any third party in connection with the conduct of the Company’s business).

(d)    The Company (i) lawfully owns, leases or licenses all Systems that are used in the operations of the Company’s business which are reasonably necessary for the immediate and anticipated needs of the Company, including as to capacity, scalability, and ability to process current and anticipated peak volumes in a timely manner, and (ii) shall continue to have such rights immediately after the Closing. Since the Company’s inception, there has been no failure or other material substandard performance of any System, in each case which has caused a material disruption to the Company. The Company maintains commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities and tests such plans and procedures on a regular basis, and such plans and procedures have been proven effective in all material respects upon such testing. To the Company’s knowledge, the Systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer Software industry), or other Software routines or hardware components intentionally designed to permit unauthorized access, to maliciously disable or erase Software, hardware, or data. To the Company’s knowledge, the Company is not in breach of any of its Contracts relating to Systems. The Company has appropriate disaster recovery plans, procedures and facilities for its businesses and has taken steps to safeguard the information technology Systems utilized in the operation of the business of the Company as it is currently conducted.

(e)    The Company has not been subjected to an audit of any kind in connection with any Contracts pursuant to which the Company holds rights to any third-party Software, nor has received any notice of intent to conduct any such audit. For all Software developed by or on behalf of the Company (collectively, the “Company Software”), (i) the Company has in its possession its source code in up-to-date appropriately catalogued versions that are accessible by their employees, and all documentation reasonably necessary to enable competently skilled programmers and engineers to use, update and enhance such Software by readily using the existing source code and documentation, and (ii) there has been no unauthorized theft, reverse engineering, decompiling, disassembling, or other unauthorized disclosure of or access to the source code for such Software. The Company is the sole and exclusive owner of all Software components and Embodiments that make up, are incorporated, embedded or used in its proprietary Software and products, including all improvements, modifications, derivatives, and developments related thereto. The Company has not conducted any development work or created any customized Software, improvements, modifications, features or other work product or deliverable for any Person (other than the Company) that is based on or related to its proprietary Software and products. No funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Owned Intellectual Property. The Company has taken steps reasonable under the circumstances to maintain the confidentiality of all information that the Company currently holds as a Trade Secret.

(f)    Schedule 4.13(f) lists all Open Source Software contained in or used in the development of the Company Intellectual Property or any product or service of the Company. The Company is in compliance with all Contracts relating to Open Source Software, including attribution and notice obligations. The Company has not used any Open Source Software in a manner that would (i) require any Company Intellectual Property to be disclosed, delivered, distributed, licensed or otherwise made available in source code form, (ii) limit the Company’s freedom to seek full compensation in connection with the marketing, licensing or distribution of any of the products or services of the Company’s business, (iii) allows a third party to decompile, disassemble or otherwise reverse engineer any Company Intellectual Property, or (iv) grant any patent license, non-assertion covenant, or other rights under any Company Intellectual Property.

(g)    The Company’s Processing of data, confidential information and Personal Information and other data practices are in material compliance with all Laws applicable to the Company and all Contracts to which the Company is bound. The Company maintains and complies with written policies and procedures regarding data security and privacy and maintains administrative, technical, and physical safeguards that are reasonable and, in any event, in compliance with all Laws and Contracts applicable to the Company or to which the Company is bound. There have been no security breaches relating to, or violations of any security policy regarding, or any unauthorized access, loss, or misuses of, any Personal Information, data, confidential information or Trade Secrets information or facilities used by the Company, nor has the Company been adversely affected by any denial of service attacks. Each current and former employees, contractors, consultants, and advisors of the Company and any other Persons who contributed to the development of the Company Intellectual Property in any way have executed a Contract that assigned to the Company all the respective Person’s rights to any inventions, improvements, discoveries or information relating to the Company Intellectual Property and the substantial form of such Contracts, as well as any such Contracts which materially deviate from such form, have been delivered to Purchaser. The Company has taken reasonable measures to (i) safeguard and maintain the security, secrecy and confidentiality of the Trade Secrets that are part of the Intellectual Property owned by the Company or that the Company is otherwise bound by Contract to safeguard and maintain, and (ii) protect the confidentiality of all confidential information of the Company, including in each case requiring all employees, contractors and third Persons having access thereto to execute written confidentiality and non-disclosure agreements. To the Company’s knowledge, there has been no material disclosure by any Person bound by such confidentiality obligations to any third Person who was not bound by a confidentiality obligation to the Company of any such Trade Secrets.

(h)    For each web site owned and controlled by the Company, the Company has provided and does provide a privacy policy posted in a reasonably clear and conspicuous location on each such web site that complies in all material respects with all applicable privacy and data security Laws, copies of which have been made available to Purchaser (“Company Privacy Policies”). For each user-facing web site (or portion thereof) of the Company that are made available to users of the Company (“Client Web Sites”), the Company requires such users to comply with all applicable privacy and data security Laws, and such Client Web Sites, to the Company’s knowledge, comply with all such applicable Laws. The Company, and, to the Company’s knowledge, each of the Companies’ clients, have at all times, respectively, been in material compliance with all contractual obligations relating to compliance with applicable privacy and data security Laws.

(i)    All patents and trademarks included in the Company Registrations have been filed in, issued by or registered with the United States Patent and Trademark Office and, where applicable, the corresponding offices of other countries, have been so filed, registered or issued, as the case may be as shown on such schedule, and have been maintained and renewed in accordance with all applicable Laws. Except for trademarks that are not currently being used, such as intent-to-use trademark registrations and applications, all trademarks are in use in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates (with respect to registered trademarks) or applications (with respect to unregistered trademarks for which an application has been filed). The Company has used commercially reasonable efforts to protect its rights in such patents and registered and material unregistered trademarks, and there have been no acts or omissions by the Company the result of which would be to compromise in any material respect the rights of the Company to apply for or enforce appropriate legal protection of such patents and registered and material unregistered trademarks.

(j)    To the knowledge of the Company, the Company owns or otherwise has sufficient right to use all Intellectual Property needed to conduct its business as currently conducted. The representation of this Section 4.13(j) does not constitute a non-infringement representation, which is covered solely in Section 4.13(c) above.

(k)    To the knowledge of the Company, none of the products made by the Company for its customers, including any Company Software (collectively, “Company Products”) fails to comply with any applicable warranty or other contractual commitment by the Company to the customer relating to the use, functionality, or performance of such Company Product, excluding warranty claims made in the Ordinary Course of Business that are not material to the Company. None of the Company Products contain any bug, defect, or error that materially adversely affects the use, functionality, or performance of such Company Products. The Company has provided to Purchaser a complete and accurate list of all known bugs, defects, and errors in each version of the Company Products.

(l)    The Company has at all times materially complied with and currently materially complies with (i) any contractual obligations of the Company relating to privacy and data protection, (ii) Company Privacy Policies, (iii) all consents and authorizations that apply to Company’s receipt, access, use and disclosure of Personal Information (as defined below) and for which the Company has been provided a copy or otherwise made aware of the requirements of the consent or authorization, and (iv) all applicable Laws (which may include, without limitation, the General Data Protection Regulation and the California Consumer Privacy Act), privacy policies and notices relating to Personal Information, used or held for use by such Company. With respect to Personal Information, Company takes commercially reasonable measures to ensure that such information is protected against loss and against unauthorized access, modification, use or disclosure. In addition, the Company contractually requires all third parties, including vendors, Affiliates, and other Persons providing services to the Company that have access to or receive Personal Information from or on behalf of the Company to comply with all applicable Laws relating to privacy and data protection, and to take commercially reasonable steps to ensure that all Personal Information in such third parties’ possession or control is protected against loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse. The Company is, and at all times has been in substantial compliance with all Laws, domestic and international, pertaining to sales and marketing, including, without limitation, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing Sales Rule. There have been no material breaches of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of or access to involving any Personal Information held or collected by Company (“Breach of Security”). There is no, and never has been, any Action pending or, to the Company’s knowledge, threatened against Company alleging a Breach of Security, violation of any Person’s privacy, data protection or data rights or Laws concerning privacy, data protection or data security, nor has there been any court decision or order, or any Contract restricting or limiting the use, transfer or disclosure by the Company of any customer information or information or Personal Information. Company has not received a notice, claim or demand from any Person, entity or governmental authority asserting or claiming that Company has violated or has failed to comply with any Company Privacy Policy, Contract or Law relating to the privacy or security of Personal Information.

4.14         Material Contracts. Schedule 4.14 sets forth all of the following Contracts (other than any Company Benefit Plan) to which the Company is a party or by which it is bound (all Contracts lists or that should be listed, collectively, the “Material Contracts”):

(a)    Contracts with the Stockholders, any Affiliate of the Stockholders, or any current officer or director of the Company, except for employment agreements, customary director and officer indemnification agreements, invention assignment agreements and other customary Contracts related to the employment of such Persons;

(b)    Contracts pursuant to which any party is required to purchase or sell a stated portion of its requirements or output from or to another party;

(c)    Contracts containing covenants of the Company not to compete in any line of business or with any Person in any geographical area or covenants of any other Person not to compete with the Company in any line of business or in any geographical area;

(d)    Contracts for the sale of any of the assets of the Company other than in the Ordinary Course of Business or for the grant to any Person of any preferential rights to purchase any of its assets;

(e)    Contracts with any labor union or association representing any employee of the Company;

(f)    Contracts (i) under which the Company uses, licenses or owes royalties related to, Embodiments or Intellectual Property that any Person besides the Company owns (other than Contracts related to generally available off-the-shelf Software), (ii) under which the Company has granted any Person any right or interest in any material Company Intellectual Property (other than non-exclusive licenses granted to customers pursuant to the Company’s standard customer agreement(s) in the Ordinary Course of Business), or under which the Company develops or customizes or agrees to develop or customize any Intellectual Property or Software for any Person other than the Company, (iii) that otherwise limits the Company’s use of, rights in or ability to enforce the Company Intellectual Property (including co-existence agreements and covenants not to sue), and (iv) under which the Company has agreed to indemnify any Person for or against any interference, infringement, dilution, misappropriation, or violation with respect to any Intellectual Property (other than non-exclusive licenses granted to customers pursuant to the Company’s standard customer agreement(s) in the Ordinary Course of Business);

(g)    joint venture agreements;

(h)    Contracts relating to the acquisition by the Company of any operating business or the capital stock of any other Person;

(i)    Contracts relating to Indebtedness;

(j)    Contracts with each Material Customer and each Material Supplier;

(k)    Contracts (other than confidentiality agreements entered into in the Ordinary Course of Business) which places any material limitation on the Company from freely engaging in any line of business anywhere in the world;

(l)    Contracts imposing “most favored nation” or similar pricing terms on the Company or which grants exclusive rights, rights of first refusal, rights of first negotiation, or similar rights to any Person;

(m)    Contracts with any Governmental Body;

(n)    any separation agreement, settlement agreement, or severance agreement with any current or former employees under which the Company has any current actual or potential liability, as well as any settlement agreement, consent decree, or other similar agreement with any Governmental Body;

(o)    any employment Contract or other agreement with any Company director, officer, employee or consultant that is not immediately terminable at-will by the Company without notice, cost or liability, including any Contract providing for severance, accelerated vesting, or other payment or benefit, or any Contract that is entered into with any Company director, officer, employee or consultant in connection with this Agreement; or

(p)    Contracts not otherwise disclosed pursuant to this Section 4.14 (i) the term of which exceeds one year and is not cancelable by the Company on notice of 90 or fewer days without payment by or penalty to the Company or (ii) involves aggregate annual payments by or to the Company in excess of $150,000.

The Company has provided to Purchaser true and complete copies of all of the Material Contracts. Except as set forth on Schedule 4.14, all of the Material Contracts and other agreements are (assuming the due execution by parties other than the Company therein) in full force and effect and are the legal, valid and binding obligation of the Company, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Except as set forth on Schedule 4.14, the Company is not in material default under any Material Contracts, nor, to the knowledge of the Company, is any other party to any Material Contract in default thereunder.

4.15    Employee Benefits Plans.

(a)    Schedule 4.15(a) lists each “employee benefit plan” (within the meaning Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), stock option plan, stock purchase plan, bonus or incentive award plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, executive compensation plan, program, agreement or arrangement, change in control plan, program or arrangement, supplemental income arrangement, vacation plan, and any other material plan or arrangement providing compensation or benefits to any employee, non-employee director, consultant or independent contractor, whether written, unwritten or otherwise, funded or unfunded, that is or has been maintained, contributed to, or required to be contributed to, by the Company or its Subsidiaries, under which any employee (of any dependent thereof) is eligible to receive benefit or otherwise participate, and/or with respect to which the Company or any of its Subsidiaries has or may have any actual or contingent liability or obligation (each, a “Company Benefit Plan”). The Company has made available to Purchaser correct and complete copies of (i) each Company Benefit Plan (or, in the case of any such Company Benefit Plan that is unwritten, descriptions thereof), including amendments thereto, (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required, including all summaries of material modifications with respect thereto, (iv) accurate and complete copies of any trust instruments and insurance contracts forming a part of any Company Benefit Plan; (v) all material non-routine correspondence, if any, to or from any Governmental Body relating to any Company Benefit Plan within the six most recent plan years, and (vi) if such Company Benefit Plan is intended to be qualified under Section 401(a) of the Code, (A) all discrimination tests, if any, required under the Code for such Company Benefit Plan for the three most recent plan years and (B) the most recent IRS determination letter (or opinion letter, if applicable) received with respect to such Company Benefit Plan. Each Company Benefit Plan has been administered in all material respects in accordance with its terms and in compliance with all applicable Laws. The Company is in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws.

(b)    Schedule 4.15(b) lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company is a party. Each Contract, plan, program, agreement or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder in all material respects. The Company is not required to provide any gross-up, make-whole, or other additional payment with respect to taxes, interests or penalties imposed under any tax provisions, including Section 409A or Section 4999 of the Code.

(c)    Each Company Benefit Plan that is intended to be tax qualified under Section 401(a) of the Code is so qualified and has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or has been established under a prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and there is not any event, condition or circumstance that would reasonably be expected to result in disqualification under the Code.

(d)    None of the Company Benefit Plans is a self-funded employee benefit plan, including any plan to which a stop-loss policy applies. None of the Company Benefit Plans promises or provides medical or other retiree welfare benefits, including without limitation any premium subsidies, to any Person for any reason following their termination of employment or service other than as required under applicable Law.

(e)    All contributions, premiums and benefit payments in connection with the Company Benefit Plans that are required to have been made as of the date hereof have been timely made or are reflected on the Most Recent Balance Sheet. In addition, with respect to each Company Benefit Plan intended to include a Code Section 401(k) arrangement, the Company and each participating employer have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor.

(f)    Neither of the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, been required to contribute to, or had any actual or contingent liability with respect to any (i) plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section 3(37) of ERISA; (iii) “multiple employer plan” (within the meaning of Section 413(c) of the Code); or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(g)    There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Benefit Plan. The Company is not subject to any actual or contingent liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Benefit Plans. Neither the Company nor any of its Subsidiaries has agreed or is required to indemnify any Person or entity against any liability incurred under any Contract, Law or Order in connection with any Company Benefit Plan.

(h)    There have been no Actions with respect to any Company Benefit Plan (other than routine claims for benefits), which are pending, or to the Company’s knowledge, threatened, nor (i) has any Company Benefit Plan within six years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or (ii) is any Company Benefit Plan the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(i)    With respect to each Company Benefit Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all material notices and reports to employees required to be filed, distributed or posted with respect to each such Company Benefit Plan. No suit, administrative proceeding, Action, audit, investigation, litigation or claim is pending or has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by any Governmental Body.

(j)    Each Company Benefit Plan can be amended, merged, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Purchaser and/or any of its Affiliates (other than ordinary and reasonable administrative expenses typically incurred in a termination event). Except as provided for under this Agreement, neither the execution and delivery of this Agreement and any related documents nor the consummation of the transactions contemplated hereby will, either alone or in combination with any other event (whether contingent or otherwise) require the Company to fund any liabilities or place in trust or otherwise set aside any amounts in respect of any Company Benefit Plan.

(k)    Neither the Company nor any Affiliate has ever sponsored, maintained, participated in, contributed to, or been required to sponsor, maintain, participate in or contribute to, any employee benefit plan, program, or other arrangement providing compensation or benefits to any employee or former employee, director, officer, or independent contractor (or any beneficiary or dependent thereof) that is subject to the Laws of any jurisdiction outside of the United States.

(l)    Each “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) adopted by the Company or to which the Company is a party has been administered in documentary and operational compliance with Section 409A of the Code and all applicable Internal Revenue Service (the “IRS”) guidance promulgated thereunder. The Company is not a party to, or otherwise obligated under, any Contract that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code, nor is the Company party to any Contract that obligates the Company to indemnify or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred pursuant to Section 409A.

(m)    Each individual who is classified by the Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Company Benefit Plan.

(n)    Except as set forth in Schedule 4.15(b), neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will, without the occurrence of any additional or subsequent events: (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation (including stock-based compensation) due to any such individual; (iii) limit or restrict the right of the Company to merge, amend, or terminate any Company Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Company Benefit Plan; (v) result in "excess parachute payments" within the meaning of Section 280G(b) of the Code; or (vi) require a "gross-up" or other payment to any "disqualified individual" within the meaning of Section 280G(c) of the Code.

(o)    Other than as required under Sections 601 to 608 of ERISA or other applicable Law, no Company Benefit Plan provides post-termination or retiree health benefits to any individual for any reason, and neither the Company nor any of its ERISA Affiliates has any liability to provide post-termination or retiree health benefits to any individual.

4.16         Labor.

(a)    Schedule 4.16(a) contains a true and correct list of (i) all of the current employees of the Company, including those on a leave of absence of any kind, (ii) each such employee’s name, title, and location of employment, (iii) each such employee’s employment status (i.e., whether actively employed or not actively employed due to illness, short-term disability, sick leave, authorized leave of absence, layoff for lack of work or service in the United States military or for any other reason), (iv) each such employee’s hourly wage rate, salary level or annual rate of compensation, including bonuses and incentive pay, (v) each employee’s date of hire or commencement of most recent employment, (vi) a description of any fringe benefits (other than the standard fringe benefits offered to all qualifying employees), and (vii) existing Contracts with such employee, if any (it being understood that all parties do not consider any “at-will” arrangements with employees to be Contracts). All salary, wages, commissions, bonuses and other cash compensation due and payable to employees of the Company on or prior to the date hereof have been paid in full.

(b)    The Company is not a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is any such Contract or agreement presently being negotiated, nor, to the knowledge of the Company, is there, a representation campaign respecting any of the employees of the Company. There is no pending or, to the knowledge of the Company, threatened, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company.

(c)    The Company is and has been since its inception in material compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees, consultants or independent contractors of the Company. There are no Actions outstanding or pending or, to the knowledge of the Company, threatened against the Company in connection with the employment of any current or former employee of the Company.

(d)    The Company properly maintains an Employment Eligibility Form on Form I-9 for each employee currently employed in the United States in accordance with applicable Law. All employees and independent contractors of Company have been properly classified as such for wage payment, Tax, ERISA and employee benefits purposes.

(e)    Except as set forth on Schedule 4.16(e), all employees of the Company are employed at-will, may be terminated at any time with or without notice and for any reason or no reason, without cost or penalty to the Company.

(f)    The Company has provided to Purchaser true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment, severance, retention, or change of control agreements, (iii) all forms of independent contractor agreements for individual independent contractors/consultants, (iv) all forms of confidentiality, non-competition or inventions agreements used with Company employees, (v) all forms of bonus plans and any form award agreement thereunder, and a schedule of bonus commitments made to employees of the Company, (vi) any commission plan or other incentive compensative agreement, and a schedule of the actual or estimated commission payments owed but unpaid to each eligible employee and (vii) any such document in clauses (i)-(vi) that deviate materially from the form document.

(g)    To the knowledge of the Company, no employee of the Company (i) has any present intention to terminate his or her employment within the first 12 months following the Closing Date, or (ii) is a party to any confidentiality, non-competition, proprietary rights or other such agreement that would materially restrict the performance of such employee’s employment duties, or the ability of the Company to conduct its business.

4.17        Litigation. There are no, and there have not been since the Company’s inception, Actions pending or, to knowledge of the Company any, threatened (a) against or by the Company affecting any of its properties or assets (or by or against the Company or any Affiliate thereof and relating to the Company); or (b) against or by the Company or any director or officer of the Company (in their capacities as such) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Company’s knowledge, no event has occurred or circumstances exist that would reasonably be expected to give rise to, or serve as a basis for, any such Action. There are no Orders of any Governmental Body or arbitrator or investigation by any Governmental Body against or affecting the Company or any of its properties or assets.

4.18        Compliance with Laws; Permits. The Company is and has been since its inception in compliance with all Laws of any Governmental Body applicable to its business, properties, assets or operations. The Company has not, in the past two (2) years, received any written notice or been charged with the violation of any Laws. To the Company’s knowledge, no event has occurred or circumstances exist that would reasonably be expected to give rise to, or serve as a basis for, any such violation. The Company is not under investigation with respect to the violation of any Laws. All material Permits required for the Company to conduct its business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Schedule 4.18 lists all current material Permits issued to the Company, including the names of the Permits and their respective dates of issuance and expiration.

4.19        Environmental Matters. The Company is and has been since the Company’s inception in compliance with all applicable Environmental Laws. The Company has not, since its inception, received any currently unresolved requests for information or written notice of any alleged violation of, or liability (including any potential investigatory, corrective or remedial obligations) under, any Environmental Law, and there are no pending, or to the knowledge of the Company, threatened Actions asserting or resolving alleged violations of or liability under any applicable Environmental Law with respect to the Company. There has been no release of any Hazardous Material (i) from, upon, or into any real property currently operated by the Company, or (ii) to the knowledge of the Company, any site formerly owned, leased or operated by the Company or any of its predecessors for which the Company would reasonably be expected to have liability under any Environmental Law.

4.20         Related-Party Transactions. No Stockholder and none of their respective Affiliates have borrowed any moneys from or has outstanding any Indebtedness or other similar obligations to the Company, except for obligations arising as a result of such Person’s employment with the Company. None of the Company, and, to the knowledge of the Company, any Affiliate of the Company or any of their respective officers or employees (a) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is (i) a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company, (ii) engaged in a business related to the business of the Company, or (iii) a participant in any transaction to which the Company is a party, or (b) is a party to any Contract with the Company (except employment agreements and other Contracts entered into in the Ordinary Course of Business). Each Contract between the Company on the one hand, and any Stockholder or any of their respective Affiliates on the other hand, is on commercially reasonable terms no more favorable to the Company or any Stockholder than what any third party negotiating on an arms-length basis would expect.

4.21         Customers and Suppliers.

(a)    Schedule 4.21(a) sets forth (i) each customer who has paid aggregate consideration to the Company for goods or services rendered in an amount greater than or equal to $25,000 for either of the two most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. Except as set forth in Schedule 4.21(a), the Company has not received any notice that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company other than in the Ordinary Course of Business.

(b)    Schedule 4.21(b) sets forth (i) each supplier to whom the Company has paid consideration for goods or services rendered in an amount greater than or equal to $25,000 for either of the two most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. Except as set forth on Schedule 4.21(b), the Company has not received any notice that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Company or to otherwise terminate or materially reduce its relationship with the Company other than in the Ordinary Course of Business.

4.22         Insurance. Schedule 4.22 sets forth a true and complete list of all liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, employment practices liability, fiduciary liability and other casualty and property insurance maintained by the Company or its Affiliates (including the Company) and relating to the assets, business, operations, employees, officers and directors of the Company (each an “Insurance Policy”, collectively, the “Insurance Policies”). True and complete copies of such Insurance Policies have been provided to Purchaser. The Insurance Policies are in full force and effect and shall remain in full force and effect immediately following the consummation of the transactions contemplated by this Agreement. The Company has not received any written notice in the past twelve months of cancellation of, premium increase with respect to, or alteration of coverage under, any of the Insurance Policies. All premiums due on the Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. All Insurance Policies (a) are valid and binding in accordance with their terms; and (b) have not been subject to any lapse in coverage. There are no claims related to the business of the Company pending under any Insurance Policies since the Company’s inception. No material limit under any Insurance Policy has been depleted by more than 50%. The Company is not in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company and are sufficient for compliance with all applicable Laws and Contracts to which the Company is a party or by which it is bound.

4.23        Accounts Receivable; Accounts Payable. All accounts receivable and all accounts payable of the Company reflected on the Interim Financial Statements and the accounts receivable and accounts payable arising after the date thereof represent valid balances arising from bona fide arm’s length transactions actually made by the Company in the Ordinary Course of Business. Subject to a reserve for bad debts shown on the Interim Financial Statements or, with respect to accounts receivable arising after the Interim Financial Statements, on the accounting records of the Company, all accounts receivable of the Company are, to the Company’s knowledge, (i) collectible and (ii) not subject to any Action.

4.24         Service Warranties. Other than in the Ordinary Course of Business, and except as set forth in Schedule 4.24, no service provided by the Company is subject to any guarantee, warranty or other indemnity. Except as set forth in Schedule 4.24, since its inception the Company has not suffered any material liability or had to reimburse any of its customers in any material amount, and there have been no Actions against the Company, in respect of services provided by the Company.

4.25        Directors, Officers, Bank Accounts and Powers. Schedule 4.25 sets forth with respect to the Company: (i) all directors and officers, (ii) all bank, payroll and securities brokerage accounts and all authorized signers for each such account; and (iii) all powers of attorney granted to any Person that are currently in effect.

4.26        Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company or the equityholders in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

4.27       No Other Disclosures. Except for the representations and warranties contained in this Article 4, as modified by the Disclosure Schedules, and in the ancillary agreements, certificates and other documents furnished or to be furnished to Purchaser pursuant to this Agreement, neither the Company nor any other Person makes or has made any other representation or warranty, expressed or implied, at law or in equity, with respect to the Company, the transactions contemplated under this Agreement, or any of the Company’s businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), and the Company disclaims any other representations or warranties, whether made by the Company or any of its or its Affiliates, stockholders, officers, directors, employees, agents or representatives.

ARTICLE 5
[RESERVED]

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Stockholders that:

6.1         Organization and Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate properties and carry on its business.

6.2          Authorization of Agreement. Purchaser has full limited liability company power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document has been duly authorized by all necessary limited liability company action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Purchaser Documents when so executed and delivered will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3        Conflicts; Consents of Third Parties. Neither of the execution and delivery by Purchaser of this Agreement and of the Purchaser Documents, nor the compliance by Purchaser with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, the operating agreement of Purchaser, (ii) other than under the Financing Document, conflict with, violate, result in the breach of, or constitute a material default under any note, bond, mortgage, indenture, license, agreement or other obligation to which Purchaser is a party or by which Purchaser or its properties or assets are bound or (iii) violate any statute, rule, regulation, Order or decree of any Governmental Body or authority by which Purchaser is bound, except for such violations, breaches or defaults as would not, individually or in the aggregate, have a Material Adverse Effect on the business, operations, results of operations, condition (financial or otherwise) of Purchaser and any Subsidiary, taken as a whole. No consent waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof.

6.4          Litigation. There are no Actions pending or, to the knowledge of Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of Purchaser to enter into this Agreement or consummate the transactions contemplated hereby. Except as disclosed in the Purchaser SEC Documents, there is no Action pending, or to the knowledge of Purchaser, threatened, against Purchaser or any of its Subsidiaries, its properties (tangible or intangible) or any of the officers or directors of Purchaser or any of its Subsidiaries (in their capacities as such) that is required to be disclosed in the Purchaser SEC Documents.

6.5          Investment Intention. Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as defined in Section 2(11) of the Securities Act) thereof, Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless such sale is subsequently registered under the Securities Act or an exemption from such registration is available.

6.6          Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

6.7          Purchaser Stock. The shares of Purchaser Stock comprising the Aggregate Stock Consideration Amount has been duly authorized, and upon consummation of the transactions contemplated by this Agreement in accordance with the terms hereof, will be validly issued, fully paid and nonassessable.

6.8           Purchaser SEC Documents.

(a)    A true and complete copy of each annual, quarterly and other report, registration statement and definitive proxy statement filed by Purchaser with the SEC since January 31, 2020 and prior to the date hereof (the “Purchaser SEC Documents”) is available on the website maintained by the SEC at http://www.sec.gov. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing, the Purchaser SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Purchaser SEC Documents, and none of the Purchaser SEC Documents contained on their filing dates any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Purchaser SEC Document.

(b)    The financial statements of Purchaser included in the Purchaser SEC Documents (the “Purchaser Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto, except in the case of pro forma statements, or, in the case of unaudited financial statements, except as permitted under Form 10-Q under the Exchange Act) and fairly presented in all material respects the consolidated financial position of Purchaser and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of Purchaser’s operations and cash flows for the periods indicated (subject to, in the case of unaudited statements, normal and recurring year-end audit adjustments).

6.9          No Undisclosed Liabilities. Except as disclosed in the Purchaser SEC Documents, none of Purchaser or its Subsidiaries have any liability, whether accrued, absolute, contingent, matured or unmatured or other that would be required by GAAP to be reflected on a consolidated balance sheet of Purchaser and its consolidated Subsidiaries (including the notes thereto), except for (a) those which have arisen in the Ordinary Course of Business since the date of the last Purchaser Financial Statements and prior to the date hereof and (b) contractual liabilities incurred in the Ordinary Course of Business (none of which is a liability for breach of such applicable contract).

6.10       No Prior Activities of Acquisition Subs. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, neither of the Acquisition Subs has incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

6.11        Non-Reliance. Purchaser is not relying, has not relied, and disclaims all reliance upon any statement, representation, or warranty (whether oral, written, express, or implied) made by the Stockholders, the Company, or any of their Affiliates, or advisors of any kind whatsoever, except as expressly set forth in Article 4.

6.12        Reorganization Treatment. Neither Purchaser nor any of its Subsidiaries, including Acquisition Subs, has knowingly taken or has knowingly agreed to take any action that would reasonably be expected to prevent the First Merger, taken together with the Second Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE 7
COVENANTS

7.1        Consents. The Company shall use its reasonable best efforts, and Purchaser shall cooperate with the Company, to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement, including, without limitation, the consents and approvals referred to in Section 4.6.

7.2          Non Negotiation. As of the Closing Date, the Company, directly or indirectly, shall have (i) terminated, or shall have caused any of its Representatives to terminate, any discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (ii) ceased to furnish, or have caused to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (i) any transaction or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company, (ii) any proposal for the issuance the equity securities of the Company as consideration for the assets or securities of another Person or (iii) any proposal or offer to acquire in any manner, directly or indirectly, equity securities of the Company or assets of the Company, in each case other than the transactions contemplated by this Agreement.

7.3           Indemnification, Exculpation and Insurance.

(a)    Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of the Company (collectively, the “Covered Persons”), as provided in the Governing Documents of such entity, in each case as in effect on the date of this Agreement, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of six years following the Closing Date; provided that no such indemnification shall apply to any claim against any of the foregoing arising out of a breach of this Agreement, any ancillary agreement or the transactions contemplated hereby or thereby.

(b)    The Company shall, prior to the Closing, purchase for the benefit of the Covered Persons, a six-year extended reporting period endorsement under the existing directors’ and officers’ liability insurance policies of such Company (the “Tail Insurance Policy”), providing that such endorsement shall extend the directors’ and officers’ liability coverage in force as of the date hereof for a period of six years from the Closing for any claims arising from events which occurred prior to the Closing. Purchaser shall (i) upon the request of the Seller Representative, cooperate reasonably with the Seller Representative to make any claim for coverage under any such policy and take any action reasonably requested by the Seller Representative to obtain reimbursement for covered Losses under any such policy or to otherwise enforce any such policy or any provision thereof, (ii) promptly inform the Seller Representative of any communication received by Purchaser or, after the Closing, received by the Company, from, or given by Purchaser or, after the Closing, by the Company, to any Person issuing any such insurance policy, and (iii) upon Seller Representative’s request, promptly furnish to Seller Representative certificates of insurance evidencing such policy.

7.4          Publicity. None of the Company, Stockholders, or Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other parties hereto, which approval will not be unreasonably withheld or delayed, unless such disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange; provided that, to the extent required by applicable Law, the party intending to make such release shall use commercially reasonable efforts consistent with such applicable Law to consult with the other party with respect to the text thereof.

7.5           Taxes.

(a)    All Tax Returns required to be prepared pursuant to this Section 7.5 shall be prepared and filed in a manner consistent with prior practice, except as required by applicable Law.

(b)    Seller Representative, at the cost and expense of the Seller Representative, shall cause the Company to prepare and file all income Tax Returns of the Company for any taxable period ending on or prior to the Closing Date that are required to be filed after the Closing Date (“Seller Income Tax Returns”). Seller Representative shall prepare and deliver, or cause to be delivered, to Purchaser for its review and comment all Seller Income Tax Returns that are required to be filed after the Closing Date 30 days prior to the due date for filing such Tax Returns (taking into account any extensions) or as early as possible before such due date if, at the time of Closing, any such Tax Return is due in less than 30 days and shall make such revisions to such Seller Income Tax Returns as are reasonably requested by Purchaser. Seller Representative shall remit to Purchaser payment for, and shall be solely liable with respect to, any Taxes with respect to a Pre-Closing Tax Period shown as due on such Seller Income Tax Returns not less than five Business Days before such Taxes are due, or as soon as reasonably practicable thereafter, and Purchaser shall timely file or cause to be timely filed such Tax Returns and timely pay any Taxes shown to be due with such Tax Returns.

(c)    Purchaser shall prepare and timely file or cause to be prepared and timely filed all non-income Tax Returns for any taxable period ending on prior to the Closing Date that are required to be filed after the Closing Date and all Tax Returns with respect to the Company for Straddle Periods. Purchaser shall deliver to Seller Representative for its review and comment a copy of any such Tax Return before the later of (i) as soon as reasonably practicable and (ii) either (a) 30 days prior to the due date of an income Tax Return (taking into account any extensions) or (b) 10 days prior to the due date thereof for all non-income Tax Returns (taking into account any extensions), accompanied by a statement calculating in reasonable detail Seller Representative’s payment obligation, if any, calculated pursuant to Section 7.5(e). If for any reason Seller Representative does not agree with Purchaser’s calculation of its indemnification obligation, Seller Representative shall notify Purchaser of its disagreement within 15 days of receiving a copy of the Tax Return and Purchaser’s calculation (or, in any event, within a reasonable period of time prior to the last date for timely filing such Tax Return). Seller Representative and Purchaser shall use commercially reasonable efforts to settle the dispute with respect to such payment obligation promptly. If Seller Representative and Purchaser are unable to resolve any dispute prior to the due date of such Tax Return (giving effect to valid extensions), Purchaser shall file the Tax Return as originally prepared (but, reflecting any items on which Seller Representative and Purchaser have agreed), and the dispute resolution provisions of Section 2.3(d) shall apply, mutatis mutandis.

(d)    Purchaser and Seller Representative shall cooperate fully, as and to the extent reasonably requested by the other party or parties, in connection with the preparation and filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller Representative and Purchaser agree to retain all Books and Records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(e)    For purposes of determining the amount of any Taxes for the Pre-Closing Tax Period shall be calculated as (i) in the case of any Tax based upon or related to income, receipts, expenditures, or a specific event or transaction, the amount of such Tax that would be payable if the relevant taxable period ended as of the end of the Closing Date, and (ii) in the case of any Tax not described in clause (i), the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period prior to and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(f)    For purposes of this Agreement, all items of loss or deduction for applicable income Tax purposes resulting from or attributable to the exercise or cancellation of any options, the payment of any bonuses or other compensatory payments made in connection with the transactions contemplated by this Agreement, any fees, expenses, premiums and penalties incurred in connection with the transactions contemplated by this Agreement shall be allocated to the taxable period (or a portion thereof) ending on or prior to the Closing Date for the benefit of the Stockholders.

(g)    Without the prior written consent of Seller Representative (which consent shall not be unreasonably withheld, delayed, or conditioned), Purchaser shall not, and shall not cause or permit the Company or any of its Affiliates to, amend or refile any Tax Returns, make, change or revoke any Tax election, extend or waive the applicable statute of limitations, or file any ruling request with any Tax Authority, in each case, relating to any Tax of the Company for any Pre-Closing Tax Period or any Straddle Period.

(h)    The amount or economic benefit of any refunds, credits or offsets of Taxes of the Company for any taxable period (or the portion thereof) ending on or prior to the Closing Date shall be for the account of the Stockholders. The amount or economic benefit of any refunds, credits or offsets of Taxes of the Company for any Straddle Period shall be equitably apportioned between the Stockholders and the Company in accordance with Section 7.5(e). Purchaser shall pay (or cause the Company to pay) to each such Stockholder the amount of any refund, credit or offset of Tax to which each such Stockholder is entitled pursuant to this Section 7.5(h) within ten days after such refund is received.

(i)    Purchaser shall promptly notify Seller Representative in writing upon receipt by Purchaser, the Company or any of their Affiliates of notice of any claim, Action, audit, suit, proceeding, examination or investigation related to Taxes with respect to the Company (a “Tax Action”) to the extent such Tax Action relates to any Pre-Closing Tax Period, the Pre-Closing Tax Period portion of a Straddle Period or such Tax Action could give rise to Taxes for which the Stockholders may be liable; provided, however, that no failure or delay of Purchaser, the Company, or their Affiliates in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of the Stockholders pursuant to this Agreement, except to the extent any such Stockholder is actually prejudiced by such failure or delay. Seller Representative shall have the right to control, settle or compromise any such Tax Action (other than a Tax Action in respect of a Straddle Period). If Seller Representative elects not to (or is not permitted to) control such Tax Action, Purchaser shall control such Tax Action. The party having control of any Tax Action shall keep the other party reasonably informed with respect to the status and progress of such Tax Action, and such other party shall have the right to participate in such Tax Action with its own counsel and at its own expense. Purchaser shall not settle or compromise any Tax Action governed by this Section 7.5(i) without the prior written consent of Seller Representative (not to be unreasonably withheld, delayed, and conditioned); and Seller Representative or the Stockholders shall not settle or compromise any Tax Action governed by this Section 7.5(i) that would reasonably be expected to affect the Tax liability of the Company, Purchaser, or their Affiliates for taxable periods ending after the Closing Date without Purchaser’s consent (not to be unreasonably withheld, delayed, or conditioned). In the event this Section 7.5(i) conflicts with any of Section 9.3, Section 9.5, Section 9.6 or Section 9.7, any Tax Action shall be governed by this Section 7.5(i).

(j)    Purchaser, Seller Representative and the Company shall cooperate and work in good faith to any reasonable extent in connection with dividing control of Straddle Period Tax Actions between the Pre-Closing Tax Period, which Seller Representative shall control, subject to Purchaser’s right to participate at its own expense and approval over any positions or settlements that would reasonably be expected to adversely affect the Post-Closing Tax Period, and the Post-Closing Tax Period, which Purchaser shall control. If the parties hereto are unable to do so, then Seller Representative and Purchaser shall jointly control, at each such party’s sole cost and expense, respectively, the prosecution, settlement or compromise of such actions. If there is a dispute relating to the conduct of a Tax Action with respect to the Pre-Closing Tax Period of a Straddle Period, such dispute shall be referred to the Independent Accountants for resolution in accordance with the procedures set forth in Section 2.3(c), which shall apply mutatis mutandis.

(k)    Each of Purchaser, Acquisition Subs and the Company intend that the First Merger, taken together with the Second Merger, will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). Each of Purchaser, Acquisition Subs and the Company agree to report the First Merger, taken together with the Second Merger, as a “reorganization” within the meaning of Section 368(a) of the Code and file all Tax Returns consistent with, and will not otherwise take any Tax position inconsistent with, such treatment unless otherwise required by a Governmental Body. None of Purchaser, Acquisition Subs or the Company will knowingly take any action after the Closing Date that Purchaser, Acquisition Subs or the Company know would prevent the First Merger and the Second Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l)    Except as set forth in Section 6.12, Purchaser makes no representation or warranty with respect to whether the First Merger or the Second Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, except to the extent caused by an action resulting in an inaccuracy in Section 6.12 or a breach of the covenant in Section 7.5(k), shall have no liability to any Person if the First Merger or the Second Merger fail to so qualify.

7.6           Non-Competition; Non-Solicitation.

(a)    For a period equal to the applicable “Restricted Period” set forth for each Stockholder on Schedule 7.6(a) (the applicable period, the “Restricted Period” and such Stockholders, collectively, the “Non-Compete Stockholders”) shall not, directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company and customers or suppliers of the Company except in the course of his or her employment or engagement as a contractor for the Company. Notwithstanding the foregoing, a Non-Compete Stockholder may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if such Non-Compete Stockholder is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own three percent or more of any class of securities of such Person.

(b)    During the period commencing on the Closing Date and ending on the one year anniversary thereof (the “Non-Solicit Period”), each Non-Compete Stockholder shall not, directly or indirectly, solicit any employee of the Company or encourage any such employee to leave such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 7.6 shall prevent a Non-Compete Stockholder from hiring (i) any employee whose employment has been terminated by the Company or Purchaser or (ii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee.

(c)    During the Non-Solicit Period, each Non-Compete Stockholder shall not, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Company or potential clients or customers of the Company for purposes of diverting their business or services from the Company.

(d)    Each Non-Compete Stockholder acknowledges that a breach or threatened breach of this Section 7.6 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Non-Compete Stockholder of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(e)    Each Non-Compete Stockholder acknowledges that the restrictions contained in this Section 7.6 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 7.6 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 7.6 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

7.7         Confidentiality. From and after the Closing, each Stockholder shall hold, and shall use their reasonable best efforts to cause their Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, except to the extent that such Stockholder can show that such information (a) is generally available to and known by the public through no fault of such Stockholder, or any of its Affiliates or Representatives; or (b) is lawfully acquired by such Stockholder, or any of its Affiliates or Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If such Stockholder or any of its Affiliates or Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, such Stockholder shall promptly notify Purchaser in writing and shall disclose only that portion of such information which such Stockholder is advised by its counsel in writing is legally required to be disclosed, provided that such Stockholder shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

7.8          Release. Effective upon the Closing, each Stockholder, on behalf of itself, and each of their respective successors and assigns (each, a “Seller Releasor”), and in their capacity as a stockholder of the Company, hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, the Company and each of its current officers, directors, stockholders, partners, members, Affiliates and employees (each, a “Company Releasee”) of, from and against any and all Actions, causes of Action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, which such Seller Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever arising prior to the Closing Date out of such Seller Releasor’s ownership of Shares and actions or inactions taken by the officers or directors of the Company; provided, however, this release does not extend to any claim (a) for accrued benefits under employee benefit plans to which any such Seller Releasor may be entitled or for any unpaid salary, expense reimbursement, vacation, or any similar employee-related benefits for the period ending on or prior to the Closing Date (other than rights with respect to Change in Control Payments contemplated to be made on or before Closing), (b) arising under or pursuant to any employment-related agreement entered into between any of the Company and such Seller Releasor, (c) to enforce such Seller Releasor’s rights under this Agreement or any ancillary agreement, including the right to receive any proceeds from the Mergers, and (d) any claims that cannot be waived as a matter of applicable Law, (e) any rights to continuing indemnification under (I) the Company’s organizational documents, (II) any indemnification to which the Seller Releasor and the Company are parties, or (III) any applicable policy of directors’ and officers’ insurance maintained by the Company. The Seller Releasors agrees not to, and agrees to cause their respective officers, directors, stockholders, partners, members, Affiliates and employees, and each of their respective successors and assigns, not to, assert any such claims against the Company Releasees.

7.9           Employees.

(a)    Prior to the Closing, Purchaser shall offer to continue the employment, effective on the Closing Date, of all individuals who are employees of the Company as of immediately prior to the Closing Date (“Employees”). Effective from the Closing Date, such Employees shall receive comparable compensation and benefits to other similarly situated employees of Purchaser. Senior management of the Company, as determined by Purchaser, shall be eligible to participate in Purchaser’s annual performance bonus program and equity award grants when made to other similarly situated employees of Purchaser.

(b)    Effective from and after the Closing Date, to the extent available under such Purchaser employee benefit plans without additional payment or liability by Purchaser or the Company, Employees will be given credit for eligibility and vesting (but not benefit accrual) purposes under the employee benefit plans maintained from time to time by Purchaser for such Employees’ service with the Company or its ERISA Affiliates to the same extent and for the same purposes that such service was taken into account under a corresponding Company Benefit Plan as of the Closing Date, except that no such service will be credited to the extent that it would result in a duplication of benefits.

(c)    With respect to the plans providing health coverage of Purchaser or the Company, to the extent available under such Purchaser plans without additional payment or liability by Purchaser or the Company, Purchaser will use commercially reasonable efforts to cause any eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to a continuing Employee or their covered dependents who were covered under a similar Company Benefit Plan on the Closing Date. In addition, if the Closing occurs during the middle of a plan year and to the extent available under such Purchaser plans without additional payment or liability by Purchaser or the Company, Purchaser will use commercially reasonable efforts to cause any such successor plan providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by a continuing employee respecting his or her participation in the corresponding Company Benefit Plan during the plan year in which the Closing occurs.

(d)    Effective from and after the Closing Date, Purchaser will be solely responsible for providing notice for any plant closing or mass layoff in accordance with the WARN Act. Purchaser shall indemnify and hold harmless the Company and its stockholders with respect to any liability under the WARN Act (and any comparable Law requiring notice to employees) arising or resulting, in whole or in part, from any actions taken by Purchaser on or after the Closing.

(e)    All provisions contained in this Agreement with respect to employee benefit plans, employee compensation, and other terms and conditions of employment are included for the sole benefit of the parties hereto and do not create any right in any other Person, including any current or former employee or any participant or beneficiary in any Company Benefit Plan.

7.10         Consideration Spreadsheet.

(a)    The Company shall prepare and deliver to Purchaser in accordance with this Section 7.10, a spreadsheet (the “Consideration Spreadsheet”) which shall set forth for each Stockholder: (A) the name of such Stockholder, (B) the number of Shares held by such Stockholder, (C) the portion of the Estimated Purchase Price payable to such Stockholder in cash, (D) the account for such Stockholder to which such cash portion of the Estimated Purchase Price is to be delivered, and (E) the portion of the Estimated Purchase Price payable to such Stockholder in Purchaser Stock.

(b)    The Company shall prepare and deliver to Purchaser a Consideration Spreadsheet not later than two Business Days prior to the Closing Date, certified by an officer of the Company on behalf of the Company, setting forth the required information as of the Closing. The Consideration Spreadsheet shall be prepared in accordance with the applicable provisions of the Governing Documents, the Company’s equity compensation plans, and this Agreement. The Company shall also provide to Purchaser, together with the Consideration Spreadsheet, such supporting documentation, information and calculations as are reasonably requested by Purchaser for it to verify and determine the calculations, amounts and other matters set forth in the Consideration Spreadsheet.

(c)    The parties agree that Purchaser shall be entitled to rely on the Consideration Spreadsheet in making payments under this Agreement and Purchaser shall not be responsible for the calculations or the determinations regarding such calculations in such Consideration Spreadsheet or any other information set forth on the Consideration Spreadsheet.

ARTICLE 8
CONDITIONS TO CLOSING

8.1           Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a)    the representations and warranties of the Company contained in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of the Company contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date. Purchaser shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect;

(b)    the Company shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, including without limitation delivery of the items required to be delivered under Section 3.2;

(c)    no Actions shall have been instituted or threatened or claim or demand made against the Company or Purchaser (other than any Action brought by Purchaser) seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d)    there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(e)    Purchaser shall have agreed to the contents of the Closing Certificate and the estimated amounts set forth therein and the Consideration Spreadsheet;

(f)    Holders of no more than 6% of the outstanding Shares as of immediately prior to the First Effective Time, in the aggregate, shall have exercised, or remain eligible to exercise, statutory appraisal rights pursuant to the DGCL or CCC with respect to such Shares; and

(g)    Purchaser shall have paid in full the Repaid Closing Indebtedness, if any, in accordance with Section 2.2.

8.2          Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller Representative in whole or in part to the extent permitted by applicable Law):

(a)    the representations and warranties of Purchaser contained in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Purchaser contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date. Seller Representative shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser to such effect;

(b)    Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date, including without limitation delivery of the items required to be delivered by Purchaser under Section 3.3;

(c)    no Actions shall have been instituted or threatened or claim or demand made against the Company or Purchaser (other than any Action brought by Company or any Stockholder) seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

(d)    there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

8.3         Frustration of Closing Conditions. None of the Company or Purchaser may rely on the failure of any condition set forth in Section 8.1 or 8.2, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement; as required hereby.

ARTICLE 9
SURVIVAL; INDEMNIFICATION

9.1          Survival. The representations and warranties contained in ARTICLE 4 and ARTICLE 6 shall survive the Closing and will continue in full force and effect for a period of time from the date hereof until the date that is 18 months following the Closing Date; provided that (a) the representations and warranties contained in Sections 4.1 (Organization and Good Standing), 4.2 (Authorization of Agreement), 4.3 (Capitalization), 4.10 (Taxes), 4.20 (Related Party Transactions) and 4.26 (Financial Advisors) (collectively, the “Seller Fundamental Representations”) and Sections 6.1 (Organization and Good Standing), 6.2 (Authorization of Agreement) and 6.6 (Financial Advisors) (collectively, the “Purchaser Fundamental Representations”) shall survive the Closing and continue in full force and effect for a period of time from the date hereof until the date that is 48 months following the Closing Date. The covenants and agreements of the parties hereto that are required to be performed after the Closing shall survive the Closing in accordance with their respective terms. The parties specifically and unambiguously intend that the survival periods that are set forth in this Section 9.1 shall replace any statute of limitations that would otherwise be applicable.

9.2         Indemnification by Stockholders. Subject to the terms of this ARTICLE 9, from and after the Closing, the Stockholders shall severally but not jointly and in accordance with their pro rata share of the Purchase Price (except for payments made pursuant to the Escrow Agreement, which shall be joint and several) indemnify Purchaser and its Affiliates and their respective officers, directors, shareholders, members, employees, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) and hold each of them harmless from and against any and all Losses incurred or suffered by a Purchaser Indemnified Party resulting from, arising out of or related to (a) any breach or inaccuracy of any representation or warranty made by the Company in this Agreement, and (b) any breach of any covenant or agreement of the Company contained in this Agreement or any ancillary agreement to which the Company is a party and (c) the matter described on Schedule 4.17.

9.3          Indemnification by Purchaser. Subject to the terms of this ARTICLE 9, from and after the Closing, Purchaser shall indemnify and defend the Stockholders and hold them harmless from and against any and all Losses incurred or suffered by him or it resulting from, arising out of or related to (a) any breach or inaccuracy of any representation or warranty made by Purchaser in this Agreement and (b) any breach of any covenant or agreement of Purchaser contained in this Agreement or any ancillary agreement to which he is a party.

9.4           Limitations on Indemnification. The indemnification provided for in Section 9.2 and Section 9.3 is subject to the following limitations:

(a)    The Stockholders shall not be liable to the Purchaser Indemnified Parties for any Losses with respect to the matters described in Section 9.2 (i), unless such Losses exceed an aggregate amount equal to $240,000 (the “Threshold Amount”), in which case once the Threshold Amount is met, the Stockholders shall then be liable to the Purchaser Indemnified Parties for all Losses including the Threshold Amount, and (ii) in excess of $2,400,000 (the “Cap”); provided, however, that the Threshold Amount shall not apply to Losses resulting from, arising out of or related to any breach or inaccuracy of any of the Seller Fundamental Representations or any claims for Fraud, and the Cap shall not apply to Losses resulting from, arising out of or related to any claims for Fraud.

(b)    Purchaser shall not be liable to the Stockholders for any Losses with respect to the matters described in Section 9.3(a), (i) unless such Losses exceed an aggregate amount equal to the Threshold Amount, in which case once the Threshold Amount is met, Purchaser shall then be liable to the Stockholders for all Losses including the Threshold Amount, and (ii) for any amount in excess of the Cap; provided, however, that the Threshold Amount shall not apply to Losses resulting from, arising out of or related to any breach or inaccuracy of any Purchaser Fundamental Representations or any claims for Fraud, and the Cap shall not apply to Losses resulting from, arising out of or related to any claims for Fraud.

(c)    Neither Seller Representative nor Purchaser shall have any obligations under, or liabilities in respect of, Section 9.2 or Section 9.3 following the expiration of the applicable survival period set forth in Section 9.1; provided that any claim for indemnity made by a Purchaser Indemnified Party or Stockholder, as the case may be, under Section 9.2 or Section 9.3 in accordance with the terms of this ARTICLE 9 prior to the expiration of the applicable survival period will survive beyond the date of such expiration until such claim is finally and conclusively resolved.

(d)    The terms “Material Adverse Effect,” “materiality,” and other similar qualifiers contained in any representations or warranties or in any defined term used herein shall be disregarded solely for calculating the amount of Losses resulting therefrom in connection with any claim for indemnification pursuant to Sections 9.2 and 9.3 but not for purposes of determining whether there has been a breach.

(e)    Subject to Section 2.3, Section 7.6 and Section 10.3, this ARTICLE 9 shall constitute the exclusive remedy after the Closing for recovery of Losses by any Indemnified Party pursuant to and in connection with this Agreement and, prior to release of the Escrow Amount pursuant to Section 9.10, recovery from the Escrow Amount shall be the sole recourse of the Purchaser Indemnified Parties for any indemnification claims made under this ARTICLE 9; provided, that notwithstanding anything herein to the contrary, nothing in this Agreement shall limit the right of any Purchaser Indemnified Party to obtain any equitable relief or to seek remedy on account of any party’s Fraud.

(f)    Losses shall be calculated net of actual recoveries under existing insurance policies (net of any applicable collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums), and any Tax benefits actually realized (including as a result of any deduction or credit) as a result of such Losses (calculated on a with and without basis) within the year of Loss, it being understood that (i) Purchaser Indemnified Parties and the Stockholders, as applicable, shall use commercially reasonable efforts to seek recovery under any insurance policies with respect to any particular Losses provided, however, that such obligation shall not include any requirement to commence any Action to obtain such recovery, and (ii) the Purchaser Indemnified Parties and the Stockholders, as applicable, shall use commercially reasonable efforts to mitigate Losses in accordance with applicable Law.

9.5           Third-Party Claim Indemnification Procedures.

(a)    If any written claim or demand for which an Indemnifying Party may have liability to any Indemnified Party hereunder, is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly, but in no event more than ten days following such Indemnified Party’s receipt of a Third-Party Claim, notify the Indemnifying Party of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable, any other remedy sought thereunder, any relevant time constraints relating thereto, a reasonably detailed explanation of the events giving rise to such Third-Party Claim and any other material details pertaining thereto (a “Claim Notice”); provided that the failure to timely give a Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party shall have been prejudiced by such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.

(b)    In connection with any claim which may give rise to indemnity hereunder resulting from or arising out of a Third-Party Claim solely for money damages, the Indemnifying Party, at the sole cost and expense of the Indemnifying Party, may, upon written notice given to the Indemnified Party, and subject to any rights of the issuer of Purchaser’s Insurance Policy, assume the defense of any such claim or Action; provided that prior to assuming control of such defense, the Indemnifying Party must (i) acknowledge that it would have an indemnity obligation for the Losses resulting from such Third-Party Claim as provided under this ARTICLE 9 and (ii) furnish the Indemnified Party with a written statement that Seller Representative does not reasonably believe that the Losses resulting from such Third-Party Claim would exceed the remaining portion of any Escrow Amount. If the Indemnifying Party assumes the defense of any such claim or Action, the Indemnifying Party shall select counsel to conduct the defense of such claims or legal proceedings and, at the sole cost and expense of the Indemnifying Party, shall take all necessary and appropriate steps in the defense or settlement thereof. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such Action, with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense of any such claim or litigation resulting therefrom within 30 days after the date it receives written notice of such claim from the Indemnified Party: (i) the Indemnified Party may defend against such claim or litigation at the Indemnifying Party’s expense in such manner as the Indemnified Party may deem necessary or appropriate, including, but not limited to, settling such claim or litigation on such terms as the Indemnified Party may deem appropriate, and (ii) the Indemnifying Party shall be entitled to participate in (but not control) the defense of such Action, with its counsel and at its own expense; provided, however, that the Indemnified Party shall not settle or compromise any Third-Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed), unless such settlement includes a full release of the Indemnifying Party from such Third-Party Claim.

(c)    The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, settle, compromise or offer to settle or compromise any Third-Party Claim if the terms of such settlement would result in (i) the imposition of a consent order, injunction or decree that would apply to the Indemnified Party, or (ii) a finding or admission of a violation of Law by the Indemnified Party. Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent. If the Indemnifying Party assumes the defense of a Third-Party Claim and is in good faith contesting such Third-Party Claim, the Indemnified Party shall not unreasonably withhold its consent to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Party may reasonably recommend and that by its terms (i) obligates the Indemnifying Party to pay the full amount of Losses in connection with such Third-Party Claim, other than with respect to any Losses (or portion thereof) that are not required to be paid as a result of the limitations set forth in Section 9.4 and (ii) releases the Indemnified Party in connection with such Third-Party Claim.

(d)    The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant Books and Records, and employees. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of Books and Records and information that are reasonably relevant to such Third-Party Claim, and making employees and Representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder. The Indemnified Party and the Indemnifying Party shall use reasonable commercial efforts to avoid production of confidential and attorney-client privileged information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

9.6         Direct Claim Indemnification Procedures. Each Purchaser Indemnified Party or Stockholder shall assert any claim on account of any Losses which do not result from a Third-Party Claim (a “Direct Claim”) by giving the Indemnifying Party written notice thereof reasonably promptly (and, in any event, no later than 30 days following the Indemnified Party’s discovery of the applicable Losses reasonably likely to give rise to a claim under this ARTICLE 9). Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail and indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the Indemnified Party; provided that the failure to timely give such notice shall not affect the rights of a Purchaser Indemnified Party or Stockholders, as the case may be, hereunder unless such failure has a prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Direct Claim.

9.7          Investigation by Indemnifying Parties. In connection with any claim pursuant to this ARTICLE 9, (a) the Purchaser Indemnified Parties or Stockholders, as the case may be, shall allow, and shall cause their Affiliates to allow, the Indemnifying Party and its financial, accounting or legal advisers to investigate the fact, matter or circumstance alleged to (or which may) give rise to such claim and whether and to what extent any amount is or may be payable in respect of such claim, and (b) the Purchaser Indemnified Parties or Stockholders, as the case may be, shall disclose to the Indemnifying Party all material of which they are aware which relates to the claim and shall, and shall cause their Affiliates and all of their respective employees and financial, accounting and legal advisors to, provide such information and assistance as the Indemnifying Party or its financial, accounting or legal advisers shall reasonably request, including (i) access to premises and personnel (including any employee with knowledge relating to the relevant facts, matters or circumstances or who can otherwise reasonably assist the Indemnifying Party); and (ii) the right to examine and copy or photograph any relevant assets, accounts, correspondence, documents and records.

9.8          Payment of Indemnification Obligation. Upon a final determination of an indemnification claim made by the Purchaser Indemnified Parties or Stockholders, as the case may be, whether such final determination is by reason of (a) a failure of the Indemnifying Party to timely object to an Claim Notice or Direct Claim, (b) the mutual agreement of the Indemnifying Party and the Purchaser Indemnified Parties or Seller Representative, as the case may be, or (c) a final judgment of a court of competent jurisdiction which is either not subject to any further appeals or the time for giving notice to take such appeals has lapsed and no such notice was filed (each a “Final Determination”), then the amount of the Losses stated in such Final Determination shall be due and payable by the Indemnifying Party. The Purchaser Indemnified Parties may seek recovery of such amount from the Escrow Amount, which shall be their sole source of recovery for all Losses prior to release of the Escrow Amount pursuant to Section 9.10, other than on account of any party’s Fraud, and from the Stockholders, on a several basis in accordance with their pro rata share of the Purchase Price, from an after such date, subject to the provisions of Section 9.4. Seller Representative may seek recovery of such amount directly from Purchaser on behalf of the Stockholders. Any payment due directly shall be paid within 5 Business Days after the date of such Final Determination by wire transfer of immediately available funds.

9.9        Characterization of Indemnification Payments. All payments made (or deemed to be made, in accordance with this Agreement) to an Indemnified Party with respect to any claim pursuant to Section 9.2 or Section 9.3 shall be treated, to the fullest extent possible under applicable Law, as adjustments to the Purchase Price for Tax purposes.

9.10         Release of Remaining Escrow Amount. As soon as reasonably practicable following the date that falls on the eighteen (18) month anniversary of the Closing Date, Purchaser and Seller Representative shall jointly instruct the Escrow Agent to deliver, or cause to be delivered, to the Payment Agent for further distribution to the Stockholders, the Escrow Amount (if any) minus any amount of the Escrow Amount that has been paid to satisfy claims for Losses specified in any notice of claim (Third-Party Claims or Direct Claims) or that is necessary to satisfy unresolved, unsatisfied or disputed claims for Losses specified in any notice of claim (Third-Party Claims or Direct Claims) delivered to the Seller Representative before such anniversary (based on the total maximum amount of Losses then being claimed by Purchaser Indemnified Parties in good faith in such unresolved, unsatisfied or disputed claims (Third-Party Claims or Direct Claims)). If any claims are unresolved, unsatisfied or disputed as of such anniversary, then Purchaser and Seller Representative shall instruct Escrow Agent to retain possession and custody of that portion of the remaining Escrow Amount that equals the total maximum amount of Losses then being claimed by Purchaser Indemnified Parties in such unresolved, unsatisfied or disputed Third-Party Claims or Direct Claims, and promptly following resolution of all such claims, Purchaser and Seller Representative shall jointly instruct the Escrow Agent to deliver, or cause to be delivered, to the Payment Agent for further distribution to the Stockholders, all remaining Escrow Amount (if any) not required to satisfy such claims.

ARTICLE 10
MISCELLANEOUS

10.1         Certain Definitions.

(a)    For purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1:

“Accredited Stockholder” means a Stockholder who either (i) has completed and delivered to the Company or Purchaser prior to the Closing Date an investor questionnaire in form and substance reasonably satisfactory to Purchaser certifying that such Stockholder is an “accredited investor” as set forth in such questionnaire or (ii) is determined by Purchaser in its reasonable discretion to be an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act.

“Acquisition Transaction” is defined in Section 7.2.

“Acquisition Sub I” is defined in the Preamble.

“Acquisition Sub I Common Stock” is defined in Section 1.5(b).

“Acquisition Sub II” is defined in the Preamble.

“Acquisition Subs” is defined in the Preamble.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through owners of voting securities, by Contract or otherwise.

“Aggregate Stock Consideration Amount” means the total number of shares of Purchaser Stock issuable to Accredited Stockholders pursuant to this Agreement.

“Appraisal Shares” is defined in Section 1.6.

“Agreement” is defined in the Preamble.

“Balance Sheet” is defined in Section 4.7.

“Balance Sheet Date” is defined in Section 4.7.

“Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) of, or maintained for, the Company.

“Breach of Security” is defined in Section 4.13(l).

“Business Day” means each day that is not a Saturday, Sunday or other day of the year on which national banking institutions in California are not open to the public for conducting business and are required or authorized to close.

“Cap” is defined in Section 9.4(a).

“Cash Percentage” means, with respect to each Stockholder, that amount set forth under the column titled “Cash Percentage” in the Consideration Spreadsheet.

“CCC” is defined in Section 1.6.

“Certificate” is defined in Section 1.7(a).

“Change in Control Payments” means any payments, transaction bonuses, increased payment or benefit, or accelerated vesting, made or required to be made or otherwise occurring as a result of the transactions contemplated by this Agreement by the Company to Stockholder or to any employee, director or officer of the Company, whether such payments are due before, at or following the Closing, excluding any payments made by Purchaser in consideration of continued employment following the Closing.

“Claim Notice” is defined in Section 9.5(a).

“Client Web Site” is defined in Section 4.13(h).

“Closing” is defined in Section 3.1.

“Closing Certificate” is defined in Section 2.2.

“Closing Date” is defined in Section 3.1.

“Closing Indebtedness” means the Indebtedness of the Company immediately prior to the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble.

“Company Benefit Plan” is defined in Section 4.15(a).

“Company Incentive Plan” means the Zonehaven Inc. 2019 Stock Plan.

“Company Intellectual Property” is defined in Section 4.13(a).

“Company Options” means all options issued under the Company Incentive Plan representing the right to acquire Shares.

“Company Privacy Policies” is defined in Section 4.13(h).

“Company Products” is defined in Section 4.13(k).

“Company Registrations” is defined in Section 4.13(b).

“Company Releasee” is defined in Section 7.8.

“Company Restricted Stock” means the issued and outstanding Shares that are subject to vesting.

“Company Software” is defined in Section 4.13(e).

“Contract” means any currently effective contract, agreement, indenture, note, bond, loan, instrument, lease, license, commitment or other arrangement or agreement (excluding purchase orders).

“Covered Persons” is defined in Section 7.3(a).

“DGCL” is defined in Section 1.1(a).

“Direct Claim” is defined in Section 9.6.

“Disclosure Schedule” is defined in ARTICLE 4.

“DLLCA” is defined in Section 1.1(c).

“Effective Time” is defined in Section 1.1(c).

“Embodiments” means all inventions, works, discoveries, innovations, Know-How, information (including ideas, research and development, formulas, algorithms, compositions, processes and techniques, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation, and manuals), Systems, integrated circuits and integrated circuit masks, equipment, and all other forms of Technology and business materials, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, mask work right, Trade Secret Law, or otherwise, and all documents and other materials recording any of the foregoing.

“Employees” is defined in Section 7.9(a).

“Environmental Law” means any foreign, federal, state or local statute, regulation, ordinance, rule of common law or other legal requirement, in any way relating to the protection of human health and safety, the environment or natural resources, in effect on or prior to the Closing Date, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), as each has been or may be amended and the regulations promulgated pursuant thereto.

“ERISA” is defined in Section 4.15(a).

“ERISA Affiliate” is any entity that is considered a single employer with the Company under Sections 414 (b), (c), (m), or (o) of the Code or Section 4001(b)(1) of ERISA.

“Escrow Agent” means Acquiom Clearinghouse LLC, or such other bank or other institution as selected by the Seller Representative and reasonably acceptable to Purchaser and the Company.

“Escrow Agreement” is defined in Section 3.2(i).

“Escrow Amount” means $2,400,000.

“Estimated Closing Indebtedness” is defined in Section 2.2.

“Estimated Purchase Price” is defined in Section 2.2.

“Estimated Selling Expenses” is defined in Section 2.2.

“Expense Fund” is defined in Section 10.16(c).

“Final Adjustment Statement” is defined in Section 2.3(d).

“Final Determination” is defined in Section 9.8.

“Final Post-Closing Adjustment” is defined in Section 2.3(d).

“Financial Statements” is defined in Section 4.7(a).

“First Effective Time” is defined in Section 1.1(a).

“First Merger” is defined in the Preamble.

“First Merger Certificate” is defined in Section 1.1(a).

“First Surviving Corporation” is defined in Section 1.1(b).

“Foley” is defined in Section 10.17.

“Fraud” means liability for actual fraud under Delaware common law (excluding constructive and negligent fraud), in any case, solely with respect to the representations and warranties contained in ARTICLE 4 and ARTICLE 6 and the covenants contained in ARTICLE 7.

“Fully Diluted Shares” means the aggregate number of Shares (including shares of Company Restricted Stock which vest in connection with the First Merger), but excluding any Shares held in the Company’s treasury or otherwise owned by the Company.

“GAAP” means generally accepted United States accounting principles as of the date hereof.

“Governing Documents” means, with respect to a particular Person (other than a natural person), the certificate/articles of formation/incorporation/organization, bylaws, partnership agreement, limited liability company agreement, trust agreement or other similar organizational document or agreement, as applicable, of such Person.

“Governmental Body” means, with respect to any particular Person: (a) if a corporation, the articles or certificate of incorporation and the bylaws of such entity; (b) if a limited partnership, the limited partnership agreement and the certificate of limited partnership of such entity; (c) if a limited liability company, the articles or certificate of organization or formation and the operating agreement of such entity; (d) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of such Person; and (e) any amendment, modification or supplement to the foregoing.

“Hazardous Material” means any substance, material or waste that is regulated, classified, or otherwise characterized under or pursuant to any Law as “hazardous,” “toxic,” “pollutant,” “contaminant,” “waste,” “radioactive,” or words of similar meaning or effect, including without limitation, petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, perfluorinated compounds and urea formaldehyde insulation.

“Indebtedness” means, with respect to any Person, (i) all indebtedness of such Person for borrowed money or in respect of loans, advances, or interest rate derivative or hedging transactions (including any unpaid principal, premium and accrued and unpaid interest), (ii) all obligations of such Person for the deferred purchase price of property or services (other than trade payables, accrued expenses and other similar obligations incurred in the Ordinary Course of Business), (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, to the extent not included in clause (i), (iv) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, in accordance with Accounting Standards Codification 840, Leases, (v) all obligations of such Person under acceptance, letter of credit or similar facilities, but in each case only to the extent drawn, (vi) all Indebtedness of others referred to in clauses (i) through (v) above guaranteed directly or indirectly in any manner by such Person, and (vii) all Indebtedness referred to in clauses (i) through (v) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien (except Permitted Liens) on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (viii) accrued bonus obligations (without duplication of Change in Control Payments ), (ix) accrued severance obligations of the Company (excluding, for the avoidance of doubt, any severance obligations arising from terminations by Purchaser or the Company following the Closing), and (x) accrued relocation expenses of the Company (excluding, for the avoidance of doubt, any relocation expenses arising from actions by Purchaser or the Company following the Closing).

“Indemnified Party” means, with respect to any claim for indemnification, the Person asserting such claim under Section 9.2 or 9.3, as the case may be.

“Indemnifying Party” means, with respect to any claim for indemnification, the Person against whom such claim is asserted under Section 9.2 or 9.3, as the case may be.

“Independent Accountants” is defined in Section 2.3(c).

“Insurance Policies” is defined in Section 4.22.

“Intellectual Property” means all rights or interests, whether as an owner, licensor, licensee or otherwise, along with all income, royalties, damages and payments due or payable as of the date of this Agreement or thereafter, including damages and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights or interests that, now or hereafter, may be secured throughout the world, including: (i) patents, patent applications, patent disclosures, inventions, industrial designs and models (whether or not patentable and whether or not reduced to practice) and any improvement, reissue, continuation, continuation in part, division, provisional, revision, extension, renewal or reexamination thereof; (ii) trademarks, service marks, trade dress, logos, trade names (whether registered or not), corporate names, slogans, fictitious names, “dbas,” other source identifiers, and internet domain names, and internet and world wide web URLs or addresses, together with all applications (including intent-to-use applications), translations, adaptations, derivations, and combinations, including all goodwill associated therewith; (iii) copyrights (whether registered or unregistered), database rights and works of authorship; (iv) mask works and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology; (v) rights of publicity and privacy relating to the use of Personal Information, names, likenesses, voices, signatures and biographical information of natural Persons; (vi) all registrations, applications and renewals for any of the foregoing; (vii) confidential information, Trade Secrets, and Know-How (including ideas, formulae, compositions, know how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing information and plans, and customer and supplier lists, pricing and cost information, and related information); (viii) Software, all rights with respect to computer Software and software systems (including data, data compilations, databases, codes, annotations, databases and related documentation); (ix) all internet domain names and universal resource locators, websites, web pages, links, metatags, keywords, pop-up or pop-under ads or other means of identifying a Person or device on the internet, (including public and non-public websites, intranet sites and FTP sites), telephone numbers and telephone directory listings, and similar rights and items; (x) similar, corresponding or equivalent rights to any of the foregoing Technology; (xi) other proprietary rights; and (xii) all moral rights, “droit moral” or rights of attribution or integrity in any of the foregoing and (xiii) all moral rights, “droit moral” or rights of attribution or integrity in any of the foregoing.

“Interim Financial Statements” is defined in Section 4.7(a).

“IRS” is defined in Section 4.15(l).

“Know-How” means all proprietary technical information, know how, discoveries, improvements, processes, formulas, data, inventions, sequences, modifications, mechanisms of action, instruction, Software, algorithms, hardware, whether or not patentable, that are used in connection with the development and commercialization of the business or any product developed, formulated, manufactured, distributed, sold, licensed, leased or delivered by or on behalf of any Company.

The term “knowledge” with respect to the Company means the actual knowledge of Charlie Crocker, Alan Williams, Jeff Saunders and Robert Shear and anything that such individuals should reasonably have known after due inquiry of employees or third parties with relevant knowledge.

“Law” means any federal, state, local or foreign law (including common law), treaty, statute, code, ordinance, rule, or regulation.

“Letter of Transmittal” is defined in Section 1.7(a).

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, community property interest, condition, equitable interest, encroachment, right of way, easement, servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

“Losses” means any losses, charges, liabilities, claims, demands, Actions, cause of Action, suits, judgments, injuries, deficiencies, obligations, Taxes, settlements, awards, interest, penalties, fees, costs and expenses (including reasonable attorneys’ fees and disbursements). Exemplary, special, unforeseen, other consequential damages, or punitive damages shall be included in the definition of Losses only to the extent such damages are paid to a third party.

“Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate, is materially adverse to the business operations, results of operations, assets, liabilities or condition (financial or otherwise) of the Company, taken as a whole, except to the extent that any such change or effect results from (1) changes in general economic and industry conditions (provided that such changes do not affect the Company disproportionately as compared to the industry in which the Company operates), (2) changes generally affecting the industry in which such the Company operates (provided that such changes do not affect the Company disproportionately as compared to the industry in which the Company operates), (3) any acts of terrorism, military action or war (including cybercrimes) or any escalation or material worsening of such actions (provided that such acts do not affect the Company disproportionately as compared to the industry in which the Company operates), (4) changes in applicable Law or accounting principles (provided that such changes do not affect the Company disproportionately as compared to the industry in which the Company operates), (5) changes in interest or exchange rates or financial markets (provided that such changes do not affect the Company disproportionately as compared to the industry in which the Company operates), (6) effects of an epidemic, pandemic or disease outbreak including, without limitation, the COVID-19 virus and any local, state, federal or international governmental responses thereto (provided that such changes do not affect the Company disproportionately as compared to the industry in which the Company operates and other than any failure of the Company Products to properly perform during such events), (7) any effect arising in connection with earthquakes, natural disasters or global, national or regional political conditions (provided that such changes do not affect the Company disproportionately as compared to the industry in which the Company operates and other than any failure of the Company Products to properly perform during such events), (8) any failure by the Company to meet any internal or published projections, forecasts or revenue or earning predictions for ay periods in and of itself and not the reason for the failure to meet such internal or published projections, forecasts or revenue or earning predictions, (9) the announcement or pendency of the transactions contemplated by this Agreement, (10) any action taken in compliance with the terms of this Agreement or with the express written consent of Purchaser.

“Material Contracts” is defined in Section 4.14.

“Material Customers” is defined in Section 4.21(a).

“Material Suppliers” is defined in Section 4.21(b).

“Mergers” is defined in the Preamble.

“Most Recent Balance Sheet” is defined in Section 4.7(a).

“Most Recent Balance Sheet Date” is defined in Section 4.7(a).

“Net Operating Loss” for all purposes of this Agreement means (i) a “net operating loss deduction” within the meaning of Section 172(a) of the Code, (ii) an “alternative tax net operating loss deduction” within the meaning of Section 56(d)(1) of the Code and (iii) any similar concepts under applicable state and local Tax Law.

“Non-Compete Stockholders” is defined in Section 7.6(a).

“Non-Solicit Period” is defined in Section 7.6(b).

“Open Source Software” means any Software that is distributed (a) as “free software” (as defined by the Free Software Foundation) or (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd).

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of day to day operations of the business as conducted prior to the Closing.

“Owned Intellectual Property” means Intellectual Property owned by, or exclusively licensed to, the Company.

“Payment Agent” means Acquiom Financial LLC, or such other bank or other institution as selected by the Representative and reasonably acceptable to Purchaser and the Company.

“Per Share Cash Amount” means (a) with respect to each Accredited Stockholder, an amount of cash equal to (i) the Per Share Closing Purchase Price multiplied by (ii) such Accredited Stockholder’s Cash Percentage and (b) with respect to each Unaccredited Stockholder, the Per Share Closing Purchase Price.

“Per Share Closing Purchase Price” means an amount equal to (a) the Purchase Price, divided by (b) the Fully Diluted Shares.

“Per Share Expense Fund Amount” means an aggregate value equal to the product of (a) the Expense Fund released to the Stockholders pursuant to Section 10.16(c), if any, divided by (b) the Fully Diluted Shares.

“Per Share Indemnity Distribution Amount” means an aggregate value equal to the product of (a) the Escrow Amount released to the Stockholders pursuant to Section 9.10, if any, divided by (b) the Fully Diluted Shares.

“Per Share Stock Amount” means (a) with respect to each Accredited Stockholder, that number of shares of Purchaser Stock, rounded up to the nearest whole share, equal to (i) the Per Share Closing Purchase Price multiplied by (ii) (A) 100% minus (B) such Accredited Stockholder’s Cash Percentage divided by (iii) the Purchaser Stock Price, and (b) with respect to each Unaccredited Stockholder, zero.

“Permits” means any approvals, authorizations, consents, licenses, permits, Orders or certificates.

“Permitted Liens” means: (A) statutory liens for taxes that are not yet due and payable or that are being contested in good faith (provided appropriate reserves have been made in respect thereof); (B) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (C) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (D) non-exclusive rights granted by the Company to third parties under the Company’s Intellectual Property pursuant to the Company’s customary Contracts entered into in the Ordinary Course of Business.

“Person” means any individual, corporation, partnership, film, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Personal Information” means any information of or about a natural Person that (a) under Law or Contract requires Processing or protection requirements, (b) under Law or Contract requires any natural Person to be notified if such information is lost, misused, wrongly accessed, wrongly acquired or compromised, (c) alone or in combination with other information can be used to identify a natural Person or (d) constitutes any health or other sensitive information of a natural Person.

“Personal Property Leases” is defined in Section 4.12.

“Post-Closing Representation” is defined in Section 10.17.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning on the first day following the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and the portion of any Straddle Period that ends on the Closing Date. “Preliminary Adjustment Statement” is defined in Section 2.3(a).

“Preliminary Post-Closing Adjustment” is defined in Section 2.3(a).

“Pro Rata Portion” with respect to a Share means the quotient determined by dividing (a) one by (b) the Fully Diluted Shares.

“Processing” means the receipt, access, acquisition, collection, compilation, use, storage, processing, transmission, safeguarding, security, disposal, destruction, disclosure, sale, licensing, rental, or transfer of information.

“Purchase Price” is defined in Section 2.1.

“Purchaser” is defined in the Preamble.

“Purchaser Documents” is defined in Section 6.2.

“Purchaser Financial Statements” is defined in Section 6.8(b).

“Purchaser Fundamental Representations” is defined in Section 9.1.

“Purchaser SEC Documents” is defined in Section 6.8(a).

“Purchaser Stock” means shares of Purchaser’s Common Stock, par value $0.00001 per share.

“Purchaser Stock Price” means $5.506.

“Repaid Closing Indebtedness” is defined in Section 2.2.

“Representative Expenses” is defined in Section 10.16(b).

“Representatives” of a Person shall mean the directors, officers, employees, agents and representatives (including, without limitation, financial and legal advisors and accountants) of such Person.

“Restricted Business” means the business of developing, designing, marketing, selling, distributing, supporting, or servicing Software for emergency evacuation and communication solutions.

“Restricted Period” is defined in Section 7.6(a).

“Second Merger” is defined in the Preamble.

“Second Merger Certificate” is defined in Section 1.1(c).

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Seller Fundamental Representations” is defined in Section 9.1.

“Seller Income Tax Returns” is defined in Section 7.5(b).

“Seller Releasor” is defined in Section 7.8.

“Seller Representative” is defined in the Preamble.

“Selling Expenses” means, without duplication, all of the out of pocket expenses, fees or charges incurred by or on behalf of the Company in connection with the negotiation, execution and delivery of this Agreement and any agreement entered into in connection therewith, and the consummation of the Closing any the other transactions contemplated by this Agreement, including without limitation all attorneys’, accountants’, consultants’, professionals’, investment bankers’ and other advisors’ fees and expenses payable by the Company that have not been paid in full in cash as of the Closing, excluding, for clarity, the amount payable in respect of the Tail Insurance Policy premium.

“Share” and “Shares” means the share(s) of common stock of the Company issued and outstanding at the First Effective Time.

“Software” means computer software and databases, including object code, source code, firmware and embedded versions thereof and documentation related thereto.

“Stockholder Approval” means the affirmative vote or consent of the holders of a majority of all Shares outstanding on the record date, voting together as a single class.

“Stockholders” mean holders of Shares immediately prior to the Closing.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary” means any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by the Company.

“Surviving Entity” is defined in Section 1.1(d).

“System” means all Software, hardware, networks, databases, electronics, platforms, servers, interfaces, applications, websites and related information Technology systems and services used or held for use by the Company, including any outsourced systems and services, that are owned or used by the Company.

“Tail Insurance Policy” is defined in Section 7.3(b).

“Tax Action” is defined in Section 7.5(i).

“Tax Asset” for all purposes of this Agreement means any Net Operating Loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or other credit or tax attribute generated in a Pre-Closing Tax Period that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes).

“Tax Authority” means any Governmental Body responsible for the imposition of any Tax.

“Tax Return” means any return, declaration, report, estimate, information return and statement required to be filed with any Tax Authority in respect of any Taxes, including any schedules thereto and amendments thereof.

“Taxes” (and, with correlative meaning, “Tax”) mean (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, in each case, imposed by any Tax Authority, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Tax Authority in connection with any item described in clause (i).

“Technology” means all Trade Secrets, concepts, ideas, designs, research, processes, procedures, techniques, methods, Know-How, formulas, algorithms, data, discoveries, developments, inventions, modifications, extensions, improvements, technology, Software, Systems and related hardware (whether or not patentable or subject to copyright, mask work or Trade Secret protection).

“Territory” means the United States of America.

“Third-Party Claim” is defined in Section 9.5(a).

“Threshold Amount” is defined in Section 9.4(a).

“Trade Secret” or “Trade Secrets” means all trade secrets, as defined under the Delaware Uniform Trade Secret Act, that relate to, or are otherwise used in connection with, the Company’s business.

“Unaccredited Stockholder” means each Stockholder that is not an Accredited Stockholder.

“Waiving Parties” is defined in Section 10.17.

“Year End Financial Statements” is defined in Section 4.7.

(b)    Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply: (a) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day, (b) any reference in this Agreement to “$” shall mean U.S. dollars, (c) the Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement (d) any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa. (e) the provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified, (f) the words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires, and (g) the word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(c)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

10.2        Payment of Sales, Use or Similar Taxes. All transfer, real estate transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be shared equally by the Company and by Purchaser. The Company shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees.

10.3        Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal or state court located in San Diego County, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal or state court located in San Diego County in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Federal or state court located in San Diego County.

10.4        Further Assurances. Seller Representative and Purchaser each agrees to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

10.5         Submission to Jurisdiction; Venue; Consent to Service of Process. Each party hereto agrees that any claim relating to this Agreement shall be brought solely in such state or federal court of competent jurisdiction located in Los Angeles County, California, and all objections to personal jurisdiction and venue in any Action, suit or proceeding so commenced are hereby expressly waived by all parties hereto. The parties waive personal service of any and all process on each of them and consent that all such service of process shall be made in the manner, to the party and at the address set forth in Section 10.9 of this Agreement, and service so made shall be complete as stated in such section. Notwithstanding the foregoing, any disputes between the parties that are submitted to the Independent Accountants for resolution pursuant to the terms of Section 2.3(c) shall be resolved as set forth in accordance with the terms of such section.

10.6        Entire Agreement; Amendments and Waivers. This Agreement, together with the schedules and exhibits hereto and thereto represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof or thereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof or thereof. This Agreement may be amended, supplemented or changed, and any provision hereof may be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.

10.7         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

10.8         Table of Contents and Headings. The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

10.9         Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by certified mail, return receipt requested, or sent via electronic mail to the parties (and shall also be transmitted by electronic mail to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to Seller Representative, to: Charles Crocker 2034 Great Highway San Francisco, CA 94116 Email: charlie@zonehaven.com	With a copy (which will not constitute notice) to: Foley & Lardner LLP 975 Page Mill Road Palo Alto, CA 94304 Attn: Louis Lehot and Brandee Diamond Email: llehot@foley.com and bdiamond@foley.com
If to Purchaser, to: Genasys Inc. 16262 West Bernardo Drive San Diego, CA 92127 Attn: Richard Danforth Email: rdanforth@genasys.com	With a copy (which will not constitute notice) to: Dentons Durham Jones Pinegar P.C. 192 E 200 N, Third Floor St. George, UT 84770 Attn: Joshua E. Little Email: joshua.e.little@dentons.com

10.10     Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as to reasonably effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.11      Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by any Stockholder, Seller Representative, or Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that Purchaser may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, Purchaser’s rights to purchase the Shares and Purchaser’s rights to seek indemnification hereunder) to any Affiliate of Purchaser. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

10.12       Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner or stockholder of Purchaser shall have any liability for any obligations or liabilities of Purchaser under this Agreement of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

10.13       Attorney Fees. If any party to this Agreement brings an Action to enforce its rights under this Agreement in accordance with the provisions hereof, the prevailing party shall be entitled to recover its actual out-of-pocket costs and expenses, including without limitation reasonable attorneys’ fees incurred in connection with such Action, including any appeal of such Action.

10.14      Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each exhibit attached hereto, the application of any Law, legal requirement, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.15       Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same Agreement.

10.16       Seller Representative.

(a)    By entering into this Agreement and receiving the benefits hereof, each Stockholder hereby designates the Seller Representative as the representative of the Stockholders and as the attorney-in-fact and agent for and on behalf of each Stockholder with respect to claims for indemnification under Article 9 and the taking by the Seller Representative of any and all actions and the making of any decisions required or permitted to be taken by the Seller Representative under this Agreement or any ancillary agreement to which such Stockholder is a party, including the exercise of the power to: (i) give and receive notices and communications to or from Purchaser (on behalf of itself of any other Purchaser Indemnified Party) relating to this Agreement or any ancillary agreement to which such Stockholder is a party or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement or such ancillary agreement expressly contemplates that any such notice or communication shall be given or received by such Stockholder individually); (ii) authorize the release or delivery to Purchaser of all or a portion of the Escrow Amount in satisfaction of claims by Purchaser or any other Purchaser Indemnified Party pursuant to Articles 2 and 9 (including by not objecting to such claims); (iii) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to, (A) claims by Purchaser or any other Purchaser Indemnified Party pursuant to Article 9 or (B) any dispute between any Purchaser Indemnified Party and any such Stockholder, in each case, relating to this Agreement or any ancillary agreement to which such Stockholder is a party; and (iv) take all actions necessary or appropriate in the judgment of the Seller Representative for the accomplishment of the foregoing. The Seller Representative shall have authority and power to act on behalf of each Stockholder with respect to the disposition, settlement or other handling of all claims under this Article 9 and all rights or obligations arising under Article 9. The Stockholders shall be bound by all actions taken and documents executed by the Seller Representative in connection with this Section 10.16, and Purchaser and other Purchaser Indemnified Parties shall be entitled to rely on any action or decision of the Seller Representative. The Seller Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Seller Representative may engage attorneys, accountants and other professionals and experts. The Seller Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Seller Representative based on such reliance shall be deemed conclusively to have been taken in good faith. The individual serving as the Seller Representative may be replaced from time to time by the holders of a majority in interest of the Escrow Amount then on deposit with the Escrow Agent upon not less than ten Business Days’ prior written notice to Purchaser. No bond shall be required of the Seller Representative, and the Seller Representative shall receive no compensation for his services. Notices or communications to or from the Seller Representative shall constitute notice to or from each of the Stockholders.

(b)    In performing the functions specified in this Agreement, the Seller Representative shall not incur liability of any kind to the Stockholders with respect to any action or omission by the Seller Representative, except to the extent resulting from gross negligence or willful misconduct on the part of the Seller Representative. Each Stockholder shall severally (based on such Stockholder’s pro rata share of the Purchase Price), and not jointly, indemnify, defend and hold harmless the Seller Representative from and against any loss, liability or expense incurred without gross negligence or willful misconduct on the part of the Seller Representative and arising out of or in connection with the acceptance or administration of his duties hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Seller Representative (together, the “Representative Expenses”). If the Representative Expenses are not paid directly to the Seller Representative by the Stockholders, such Representative Expenses may be recovered by the Representative from (i) the funds in the Expense Fund and (ii) the Escrow Amount otherwise distributable to the Stockholders (and not distributed or distributable to any Purchaser Indemnified Party or subject to a pending indemnification Third-Party Claims or Direct Claims of any Purchaser Indemnified Party) following release of the Escrow Amount, at the time of distribution, so long as the Seller Representative has delivered to Purchaser prior to such time a certificate setting forth such Representative Expenses actually incurred, and such recovery will be made from the Stockholders according to their respective pro rata shares of the Purchase Price; provided, that while this section allows the Seller Representative to be paid from the Expense Fund and the Escrow Amount, this does not relieve the Stockholders from their obligation to promptly pay such Losses as they are suffered or incurred, nor does it prevent the Seller Representative from seeking any remedies available to it at law or otherwise. In no event will the Seller Representative be required to advance its own funds on behalf of the Stockholders or otherwise. The Stockholders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Seller Representative or the termination of this Agreement.

(c)    Upon the Closing, the Company will wire to the Seller Representative an amount of $150,000.00 in cash (the “Expense Fund”), which will be used for the purposes of paying directly, or reimbursing the Seller Representative for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto. The Stockholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Seller Representative any ownership right that they may otherwise have had in any such interest or earnings. The Seller Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Seller Representative will hold these funds separate from its own funds, will not use these funds for its operating expenses or any other personal purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable after the completion of the Seller Representative’s responsibilities, the Seller Representative will distribute such amount to the Stockholders, based on each Stockholder’s Pro Rata Portion. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Stockholders at the time of Closing.

10.17      Legal Representation. Purchaser and the Company hereby agree, on their own behalf and on behalf of the Surviving Entity and their current and future directors, managers, equityholders, members, partners, officers, employees and Affiliates and each of their successors and assigns (all such Persons, the “Waiving Parties”), that Foley & Lardner LLP (“Foley”) (or any successor thereto) may represent the Seller Representative or any of the other Stockholders, or any of their respective, direct or indirect, directors, managers, members, partners, officers, employees, equityholders or Affiliates thereof, in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, any agreement entered into in connection herewith or the transactions contemplated hereby (any such representation, the “Post-Closing Representation”) notwithstanding its representation (or any continued representation) of the Company or any Subsidiary thereof, and each of Purchaser and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Purchaser and the Company each acknowledge that the foregoing provision applies whether or not Foley provides legal services to the Surviving Entity or any Subsidiary thereof after the Closing Date. Each of Purchaser and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications among Foley, the Company, the Seller Representative and/or any Stockholder and/or any director, officer, manager, member, employee or representative of any of the foregoing made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreement entered into in connection herewith, the transactions contemplated hereby or any matter relating to any of the foregoing, are privileged communications and the attorney-client privilege and the expectation of client confidence belongs solely to the Seller Representative, and shall be exclusively controlled thereby and shall not pass to or be claimed by Purchaser or the Surviving Entity, and from and after the Closing none of Purchaser, the Surviving Entity any Subsidiary thereof or any other Person purporting to act on behalf thereof or any of the Waiving Parties, will seek to obtain the same by any process. From and after the Closing, each of Purchaser and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication among Foley, the Company, the Seller Representative or any Stockholder and/or any director, officer, manager, member, employee or representative of any of the foregoing occurring prior to the Closing in connection with any Post-Closing Representation.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PURCHASER: GENASYS INC. By: /s/ Richard Danforth Name: Richard Danforth Title: Chief Executive Officer	COMPANY: ZONEHAVEN INC. By: /s/ Charles Crocker Name: Charles Crocker Title: Chief Executive Officer
ACQUISITION SUB I: ZH ACQUISITION I INC. By: /s/ Richard Danforth Name: Richard Danforth Title: Chief Executive Officer	SELLER REPRESENTATIVE: CHARLES CROCKER /s Charles Crocker
ACQUISITION SUB II: ZH ACQUISITION II LLC By: /s/ Richard Danforth Name: Richard Danforth Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]